Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated 15 December 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items

(a)                                  Chief Executive’s Statement;

(b)                                 Operating and Financial Review;

(c)                                  summary of Vodafone’s mobile telecommunications businesses’ customer information at 30 September 2005; and

(d)           unaudited condensed consolidated financial information for Vodafone as of and for the six month periods ended 30 September 2005 and 2004, including comparative consolidated financial information for Vodafone as of and for the year ended 31 March 2005 including Condensed Consolidated Financial Statements:

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2005 (“interim results announcement”).  This document does not update or restate any of the financial information set forth in the interim results announcement.

In addition to the information listed above, this document provides certain additional information in accordance with SEC Release 33-8567 relating to the presentation of interim period financial statements by foreign private issuers. The release provides four options for foreign private issuers that are first-time adopters of International Financial Reporting Standards (“IFRS”) and are required to provide interim financial statements in Securities Act or Exchange Act documents used after a date which is more than nine months after the financial year end.  Vodafone is using the option that allows foreign private issuers to use condensed financial information prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”) to bridge the gap in interim financial information between previous GAAP (UK GAAP in the case of Vodafone) and IFRS.  The condensed US GAAP financial information provides a level of detail consistent with that required by Article 10 of Regulation S-X for interim financial statements.  The additional information is as follows:

–       reconciliations of the IFRS financial statements of Vodafone Group Plc for the six months ended 30 September 2005 and 30 September 2004 and the year ended 31 March 2005 to US Generally Accepted Accounting Principles;

–       reconciliations of (i) the IFRS consolidated income statement of Vodafone Group Plc for the six months ended 30 September 2004 and the year ended 31 March 2005 to UK GAAP, as previously in effect, and (ii) the IFRS balance sheet at 1 April 2004, 30 September 2004 and 31 March 2005 to UK GAAP, as previously in effect;

–       condensed consolidated statement of operations for Vodafone Group Plc for the six months ended 30 September 2005 and 30 September 2004 and the year ended 31 March 2005, and a condensed consolidated balance sheet of Vodafone Group Plc at 30 September 2005, 30 September 2004 and at 31 March 2005, all prepared in accordance with US GAAP.

All of the financial information presented in this document is unaudited.  The information contained in this document that is based on Vodafone’s previous GAAP, UK GAAP, is not comparable to the information in this document that is prepared in accordance with IFRS.

The interim financial data as of 30 September 2005 and for the six months ended 30 September 2005 and 30 September 2004 include, in the opinion of Vodafone, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.  The interim financial information complies with IAS 34, “Interim Financial Reporting”.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the targeted capital expenditures for the years ending 31 March 2007 and 2008, the statements under “Trend Information” regarding Vodafone’s expectations for the years ending 31 March 2006 and 2007 as to the capitalised fixed asset additions, free cash flow, share purchases, effective tax rate and cash tax payments, statements under “Global Services” regarding Vodafone’s expectations for the year ending 31 March 2008 as to operating expenses, capitalised fixed asset additions and revenue enhancement initiatives, statements under “Dividends” regarding the targeted dividend pay-out ratio for the year ending 31 March 2007 and the growth in future dividends, statements under “Share purchase programme” regarding the total amount allocated to the share purchase programme for the year, and statements related to the Group’s expectations regarding the adoption of certain IFRS standards and the publication of future financial information under IFRS. Certain of these statements are included in the “Chief Executive’s Statement”. These forward-looking statements are made on the basis of certain assumptions which each of Vodafone and the Group businesses, as the case may be, believes to be reasonable in light of Vodafone’s operating experience in recent years. The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and, availability of handsets and the availability of technology necessary to introduce new products, services and network or other enhancements.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Trend Information”, “Global Services”, “Dividends”, “Share purchase programme” and the statements related to the Group’s adoption of IFRS and the publication of future financial information referred to above.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, including the entry of new competitors in the markets in which we operate,  requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; the Group’s ability to identify and complete the acquisition of companies or other transactions intended to grow the customer base; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of  3G, Vodafone live!, and the Group’s business offerings and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings as well as other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report with respect to the financial year ended 31 March 2005.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

PRESENTATION OF INFORMATION

In the discussion of the Group’s reported financial position and results for the six month period to 30 September 2005, information in addition to that contained within the unaudited Condensed Consolidated Financial Statements is presented on the basis that it provides readers with access to additional financial information regularly reviewed by management.  This information is provided to assist investor assessment of the Group’s performance from period to period.  However, the additional information presented is not uniformly defined by all companies in the Group’s industry.  Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies.  Definitions of the terms and measures presented are shown on page 17.

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS, but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation to the equivalent GAAP measure.  An explanation as to the use of these measures and a reconciliation to the nearest equivalent GAAP measure can be found on pages 36 to 38.

CHIEF EXECUTIVE’S STATEMENT

Vodafone Group has posted another good set of results for the first half of this financial year, underpinned by a strong operational performance.

The main feature of the last six months has been the success our businesses have enjoyed in acquiring and retaining customers.  Our Group added 10 million net organic proportionate mobile customers in the first half, representing annualised growth of approximately 13%.  The total proportionate customer base of the Group has risen to 171 million as we continue to enjoy success in both low and high penetration markets.

Our focus on customers can also be seen in the continued and accelerating growth of our 3G customer base.  Our early push for 3G is delivering real benefits and we now have approximately 5 million devices.  Across the markets where we have introduced the benefits of W-CDMA, I continue to believe that 3G offers Vodafone, and indeed the mobile industry, significant opportunities for growth in the future.

We are now also seeing the benefits of scale introduced into the 3G world.  Handset prices to Vodafone have reduced by around 30% in the last 12 months and continued improvements in functionality are all helping to deliver 3G as a mass market proposition.  The Vodafone 3G service offering also continues to develop, with a major push in both music and mobile TV which will be enhanced by the rollout of HSPDA next year.  I am excited about the prospects for these adjacent markets and our ability to drive new revenue streams.

The key trends in our business are reflected through our major geographies.  First, our core European footprint is delivering solid growth and broadly flat margins.  Given the competitive intensity of the European markets and our continued push for new customers, including 3G customers which tend to have a higher upfront subsidy and higher ARPUs, this is excellent progress.

In Japan, execution of our turn-around is on track and I am pleased with the progress we are making.  One of the key aspects of this programme is that we continue to invest in customers.

In the US, our associate, Verizon Wireless, continues to lead the market for customer additions.  This has led to continued strong double digit service revenue growth, with some associated impact on costs.  Given the development of the US market and market leading position enjoyed by Verizon Wireless, we are supportive of this strategy.

The Group continues to benefit from global scale.  Our One Vodafone implementation is now ramping up to ensure we can deliver full benefits from the 2008 financial year.  The differentiated customer propositions we have introduced in the last 12 months are delivering value to our customers.  A very good example of utilising our scale is the introduction of Vodafone Passport, which today is used by over 3 million customers across the Vodafone footprint.  Shareholders should expect us to continue to leverage our unrivalled scale in the future.

Growth from acquisitions is also a factor in our longer term development.  This year we have announced acquisitions in Romania, the Czech Republic, India and South Africa as well as the disposal of our Swedish business.  We will continue to focus on selective acquisitions and these recent announcements highlight our strategy of investing in growth markets.

The Board has approved a 15% increase in the interim dividend to 2.20 pence per share.  The Board has also indicated that it is targeting a 50% dividend pay-out ratio (declared interim and proposed final dividends per share as a percentage of the underlying earnings per share) to be achieved for the 2007 financial year.  Having taken into account the target of a 50% pay-out, growth in future dividends is expected to be in line with underlying earnings growth.

The Board has also approved a £6.5 billion share purchase programme target for this financial year, representing an increase of £2 billion on the £4.5 billion target announced in May.  The Board will continue to review the appropriate allocation of capital on an ongoing basis.

Vodafone Group continues to prosper in a competitive and challenging environment.  I am very satisfied with progress and believe that the Group is uniquely placed to take advantage of the many opportunities to deliver shareholder value in the future.

Arun Sarin

OPERATING AND FINANCIAL REVIEW

The following discussion should be read in conjunction with the unaudited Condensed Consolidated Financial Statements for the six month periods ended 30 September 2005 and 30 September 2004 and the unaudited Consolidated Financial Statements for the year ended 31 March 2005 included in this document.  Financial information for the year ended 31 March 2005 and the six months ended 30 September 2004, presented as comparative figures in this document, has been restated from UK GAAP in accordance with IFRS and on the basis set out in the accounting policies below.  The restated IFRS information for the year ended 31 March 2005 was derived by restatement of information contained in the audited Consolidated Financial Statements in the Group’s Annual Report on Form 20-F for the year ended 31 March 2005.

A reconciliation of the differences between UK GAAP and IFRS is provided in Note 17 to the unaudited Condensed Consolidated Financial Statements.

The accompanying Condensed Consolidated Financial Statements for the six months ended 30 September 2005 have been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at 15 December 2005.  The accounting principles underlying IFRS vary in significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 16 to the Condensed Consolidated Financial Statements.

Results of operations

The following tables of summarised financial information, and the discussion below, compare the results of operations for the six months ended 30 September 2005 with the six months ended 30 September 2004.

	Six months to 30 September
	2005		2004
	£m (unaudited)		£m (unaudited)

Revenue(1)	18,251		16,742

Operating profit(1)	4,477		4,759

Profit before taxation	4,107		4,540

Profit for the period	2,818		3,683

Basic earnings per share	4.36	p	5.40	p
Diluted earnings per share	4.35	p	5.39	p

(1)        Revenue and operating profit are analysed in more detail in the table below.

The following analysis of revenue and operating profit below is used by management to give a more detailed understanding of the turnover of the Group and to enhance insight into the costs of the business.  These measures are presented to enhance the discussion of revenue and expenses that follows and to enable a reader to better understand the components of revenue and associated costs.

	Six months to 30 September
		2005	2004	% change
		£m	£m	£	Organic

Revenue	Mobile telecommunications
	- Total service revenue	15,641	14,431	8.4	5.4
	- Other revenue(1)	2,059	1,884	9.3
		17,700	16,315	8.5	5.8
	Other operations	622	505	23.2
	Less: revenue between mobile and other operations	(71)	(78)
		18,251	16,742	9.0	6.4

Operating profit		4,477	4,759	(5.9)

	- Mobile telecommunications	4,952	4,748	4.3	3.7
	- Other operations	21	11	90.9
	Adjusted operating profit	4,973	4,759	4.5	3.9
	Items not related to underlying business performance:
	- Impairment of intangible assets (Note 4)	(515)	–	–
	- Non-operating income in associated undertakings	19	–	–

Mobile telecommunications

Trading results	Voice services(2)	12,705	11,875	7.0	3.9
	Non-voice services(2)	2,936	2,556	14.9	12.2
	Total service revenue	15,641	14,431	8.4	5.4
	Net other revenue(1)	259	290	(10.7)
	Interconnect costs	(2,377)	(2,164)	9.8
	Other direct costs	(1,092)	(986)	10.8
	Net acquisition costs(1)	(1,078)	(1,007)	7.1
	Net retention costs(1)	(1,143)	(900)	27.0
	Payroll	(1,131)	(1,103)	2.5
	Other operating expenses	(2,451)	(2,314)	5.9
	Acquired intangibles amortisation	(120)	(31)
	Purchased licence amortisation	(472)	(449)	5.1
	Depreciation and other amortisation	(2,269)	(2,103)	7.9
	Share of result in associated undertakings	1,185	1,084	9.3
	Adjusted operating profit (3)	4,952	4,748	4.3	3.7

(1)	Total mobile revenue includes £1,800 million (2004: £1,594 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results.
(2)

Following a review of certain tariffs in Japan, the Group has reclassified an element of monthly fees received from contract customers from voice revenue to non-voice revenue to provide a more precise reflection of customer usage. The impact of the change is to reduce voice revenue by £224m and increase messaging revenue by £74m and non-messaging data revenue by £150m for both the mobile business and Japan in the comparative period. There is no impact on service revenue or total revenue.

(3)	Adjusted operating profit is stated before items not related to underlying business performance.
See page 17 for definition of terms

Group

Total revenue increased by 9.0% to £18,251 million for the six months ended 30 September 2005, comprising organic growth of 6.4%, favourable movements in exchange rates of 1.4%, primarily from the Euro, and a further 1.2% from the acquisitions in the Czech Republic and Romania.

The Group recorded an impairment charge to the carrying value of goodwill in Vodafone Sweden of £515 million to reflect the recoverable amount at 30 September 2005.  This was the primary driver in the reduction in operating profit to £4,477 million, a decrease of 5.9% on the prior period.  Adjusted operating profit increased by 4.5% to £4,973 million, with underlying organic growth of 3.9%, following organic growth of 3.7% in the Group’s mobile business.  Favourable exchange rate movements benefited reported growth for the Group by 1.3% whilst the impact of acquisitions reduced reported growth by 0.7%, principally due to the amortisation of intangible assets resulting both from the acquisitions in the current period and the increase in the Group’s effective shareholding in Japan in the prior period.

Mobile telecommunications

Revenue in the mobile business increased by 8.5%, or 5.8% on an organic basis, for the six months to 30 September 2005 due to a 5.4% increase in service revenue on an organic basis and growth in other revenue.  Service revenue growth reflected a 12.4% organic increase in the average customer base of the controlled mobile networks and the Group’s share of jointly controlled mobile networks, offset by a decline in ARPU in a number of markets following termination rate cuts, tariff adjustments in response to increased competition and a higher proportion of lower spending prepaid customers across the Group.

Voice revenue grew by 7.0%, or by 3.9% on an organic basis, with improvements in revenue from outgoing and roaming traffic offset by a decline in incoming revenue driven by termination rate cuts in several markets.  Total voice minutes increased by 17.0%, driven by a larger customer base and the success of usage stimulation initiatives. These factors, counterbalanced by tariff declines, resulted in growth in outgoing revenue.  Roaming revenue benefited from the launch of Vodafone Passport in the current period.

An increase of 29.6% in non-messaging data revenue, to £989 million, was the principal driver in the growth of non-voice service revenue to £2,936 million for the six months to 30 September 2005, a 12.2% increase on an organic basis.  Registering an additional 2,740,000 3G devices in the last six months, including 188,000 Vodafone Mobile Connect 3G/GPRS data cards, was the main factor in the non-messaging data revenue growth, along with Vodafone live! for consumers and BlackBerry® from Vodafone in the business segment.  Messaging revenue continued to represent the largest component of non-voice revenue at £1,947 million for the current period, an 8.6% increase over the prior period.

Other revenue increased to £2,059 million, principally due to growth in revenue related to acquisition and retention activities in Spain and Japan.  A 27.8% rise in the number of gross customer additions, partially offset by a fall in the average revenue for handset sales to new prepaid customers, and a 23.3% increase in the number of upgrades, at a higher average price as customers upgraded to high-specification 3G handsets, led to a 12.9% growth in revenue related to acquisition and retention activities to £1,800 million.

Adjusted operating profit increased by 4.3% to £4,952 million, comprising organic growth of 3.7% and favourable exchange rate movements of 1.4% offset by the impact of acquisitions in the current and prior periods.

Interconnect costs increased by 6.2% on an organic basis, as strong growth in voice usage was only partially offset by cuts in termination rates in a number of markets and an increased proportion of outgoing traffic being to other Vodafone customers, which does not result in interconnect expense.

Acquisition and retention costs, net of attributable revenue, grew by 16.5% to £2,221 million, principally due to increased investment in retention activities, with Japan representing the largest element, as the number of upgrades grew strongly with a marginally higher average subsidy per upgrade.

Payroll and other operating expenses as a percentage of service revenue decreased from 23.7% to 22.9% as the Group continued to realise cost efficiencies.

The charge relating to the amortisation of acquired intangible assets increased to £120 million following the acquisitions in the Czech Republic and Romania in the current period and the increase in the Group’s effective shareholding in Japan in the prior period.  Depreciation and other amortisation increased principally due to acquisitions in the current period and the ongoing expansion of 3G networks.

The Group’s share of the result in associated undertakings, before items not related to underlying business performance, grew by 9.3% after the deduction of interest, tax and minority interest, and 8.5% before the deductions, primarily due to growth at SFR in France.  The Group’s share of the result in Verizon Wireless increased by 5.9% to £952 million, before deduction of interest, tax and minority interest and by 4.6% to £772 million, after deduction of interest, tax and minority interest.

Investment income and financing costs

	Six months to 30 September	Six months to 30 September
	2005	2004
	£m	£m

Investment income	259	321
Financing costs	(630)	(556)
	(371)	(235)

Analysed as:
- Net financing costs before dividends from investments	(137)	(132)
- Potential interest charges arising on settlement of outstanding tax issues	(124)	(122)
- Change in fair value of equity put option (Note 6)	(151)	–
- Dividends from investments	41	19
	(371)	(235)

Net financing costs before dividends from investments increased by 3.8% to £137 million with a 28% increase in average net debt compared to the six months to 30 September 2004 partially offset by the benefit of a change in the currency mix of borrowings, an increase in the level of average cash balances held in sterling and the repayment of fixed rate bonds in the year to 31 March 2005.

Taxation

The effective tax rate for the six months to 30 September 2005, which is based on the expected effective tax rate for the year ending 31 March 2006, is 31.4% compared to 18.9% for the prior period.  The Group’s effective tax rate is lower than the Group’s weighted average tax rate of 35.0%, as a result of the buy back of shares in Vodafone Italy and favourable tax settlements.  The effective tax rate has increased compared to the comparable period as the prior period results benefited from losses of Vodafone Holdings K.K. becoming eligible for offset against the profits of Vodafone K.K. following the merger of these two Japanese entities and from finalising the reorganisation of the Group’s German operations.

Basic and diluted earnings per share

Basic earnings per share for the six months ended 30 September 2005 were 4.36 pence compared to 5.40 pence for the six months ended 30 September 2004.  Earnings per share for the six months to 30 September 2005 includes a charge of 0.81 pence per share (2004: nil pence per share) in relation to the impairment of the carrying value of goodwill relating to Vodafone Sweden, a charge of 0.24 pence per share (2004: nil pence per share) related to the change in fair value of a put option giving Telecom Egypt the right to put its shares back to the Group at fair market value and a credit of 0.04 pence per share (2004: 0.46 pence per share) relating to other items not related to underlying business performance.

The Group’s share schemes have a dilutive effect on earnings per share which amounts to 0.01p per share (2004: 0.01p per share).

Balance sheet

Non-current assets increased from £137,410 million at 31 March 2005 to £140,767 million at 30 September 2005. The main elements of the increase of £3,357 million were an increase in intangible assets of £653 million, an increase in investments of £2,507 million and an increase in property, plant and equipment of £393 million.

The increase in intangible assets was primarily due to the acquisitions in the year offset by the impairment of the goodwill relating to Vodafone Sweden.  Investments increased due to the Group’s share of the income of its associated undertakings and foreign exchange differences.  Property, plant and equipment increased primarily as a result of the acquisition of ClearWave N.V. (see Note 9 for details).

Current assets decreased from £9,696 million at 31 March 2005 to £8,072 million at 30 September 2005, principally due to a decrease in cash and cash equivalents of £2,369 million, as analysed in the consolidated cash flow statement, offset by an increase in trade and other receivables from £5,449 million at 31 March 2005 to £6,068 million at 30 September 2005.

Equity shareholders’ funds

Total equity shareholders’ funds at 30 September 2005 decreased to £113,771 from £113,800 million at 31 March 2005.  The decrease primarily comprises the profit for the period of £2,775 million, gains on available-for-sale investments of £572 million, net currency translation gains of £437 million, proceeds of £79 million from the issue of new shares and £378 million relating to share awards and share-based payments, more than offset by dividends of £1,395 million, loss on reissue of treasury shares of £73 million and purchases of treasury shares of £2,802 million.

Inflation

Inflation has not had a significant effect on the consolidated results of operations and financial conditions during the six months to 30 September 2005.

MOBILE TELECOMMUNICATIONS – REGIONAL REVIEW

Vodafone operating companies are licensed on an arms length basis to use the Vodafone brand and related trademarks.  These arrangements have been reviewed and the charges for the use of the Vodafone brand and related trademarks were revised with effect from 1 April 2005 to reflect the positioning of the brand in the current markets.  There is no material impact on the Group’s overall operating profit.  The impact of the change is to reduce individual operating company profitability with a corresponding increase in the profit attributable to the Common functions segment, which forms part of the mobile telecommunications business.

The following results are presented in accordance with the new reporting structure which was effective as of 1 April 2005.

GERMANY

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	€

Total revenue(1)		2,913	2,808	3.7	2.0

Trading results	Voice services	2,225	2,185	1.8	0.2
	Non-voice services	536	451	18.8	16.7
	Total service revenue	2,761	2,636	4.7	3.0
	Net other revenue(1)	49	69	(29.0)	(30.6)
	Interconnect costs	(394)	(377)	4.5	2.8
	Other direct costs	(144)	(158)	(8.9)	(9.8)
	Net acquisition costs(1)	(179)	(166)	7.8	5.5
	Net retention costs(1)	(180)	(157)	14.6	13.0
	Payroll	(208)	(207)	0.5	(1.7)
	Other operating expenses	(352)	(322)	9.3	7.6
	Purchased licence amortisation	(171)	(168)	1.8	–
	Depreciation and other amortisation	(407)	(371)	9.7	7.9
	Adjusted operating profit	775	779	(0.5)	(2.1)

KPIs	Closing customers (‘000)	28,259	26,092		8.3
	Average monthly ARPU	€24.4	€25.7		(5.1)

(1)		Total revenue includes £103 million (2004: £103 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 17 for definition of terms

Vodafone achieved strong customer growth in a competitive market, consolidated its market position in 3G offerings with innovative new products, including Mobile TV, and launched Vodafone Zuhause, an alternative to a fixed line network allowing private householders and home office users to replace their existing fixed line connection.  In September 2005, Vodafone launched 3G services for prepaid customers and commenced customer trials of HSDPA technology which enables data transmission speeds of up to 2 megabits per second.

Total revenue grew by 2.0%, when measured in local currency, due to a 3.0% increase in service revenue, primarily driven by a larger customer base, partly offset by lower other revenue. Competitively priced prepaid offerings including new text packages and tariff options for evening and weekend calls, selective top-up promotions and a new internet-only low cost tariff along with the success of 3G, new voice bundles and the launch of Vodafone Zuhause, led to growth in the average customer base of 8.7% compared with the comparative period. New voice bundles, which had attracted more than 4 million customers at 30 September 2005, were the main factor in the 11.1% increase in voice usage by contract customers and contributed to the 0.9 percentage points fall in contract churn to 13.7% for the period.  A rise in the number of lower spending prepaid customers along with a fall in activity level and a cut in the mobile call termination rate from 14.3 eurocents to 13.2 eurocents in the second half of the previous financial year had a dilutive effect on ARPU, and particularly impacted service revenue growth in the second quarter, whilst growth in the first quarter benefited from the timing of Easter holidays compared to the prior period.

Non-voice service revenue increased by 16.7% in local currency compared to the six months to 30 September 2004, primarily due to the success of non-messaging data offerings, the revenue from which increased by 75.4% in local currency, to £117 million. Vodafone continued to lead the 3G market in Germany with 815,000 registered 3G devices on the network at 30 September 2005, including 148,000 Vodafone Mobile Connect 3G/GPRS data cards.   In the consumer segment, the number of active Vodafone live! devices increased by 13.7% over the six month period to 5,508,000 at 30 September 2005.

Investment in customer retention and an increase in the Group’s charge for the use of the brand and related trademarks, representing approximately 1.1% of service revenue and reported in other operating expenses, led to the decrease in adjusted operating profit as a percentage of service revenue.  Interconnect costs rose broadly in line with service revenue as an 8.9% increase in total voice usage was partially offset by the termination rate cut.  A higher proportion of new 3G customers, as discussed above, and a 9.2% rise in gross customer additions led to an increase of 5.5% in net acquisition costs, in local currency.  Adjusted operating profit was impacted by increased depreciation charges resulting from the ongoing 3G network roll out and the disposal of assets due to the standardisation of network equipment.

ITALY

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	€

Total revenue(1)(2)		2,240	2,091	7.1	5.3

Trading results(2)	Voice services	1,816	1,720	5.6	3.8
	Non-voice services	343	283	21.2	18.9
	Total service revenue	2,159	2,003	7.8	6.0
	Net other revenue(1)	5	5	–	(13.1)
	Interconnect costs	(366)	(357)	2.5	0.9
	Other direct costs	(122)	(112)	8.9	6.3
	Net acquisition costs(1)	(39)	(29)	34.5	30.8
	Net retention costs(1)	(41)	(31)	32.3	29.4
	Payroll	(123)	(126)	(2.4)	(4.0)
	Other operating expenses	(266)	(234)	13.7	11.9
	Purchased licence amortisation	(37)	(36)	2.8	–
	Depreciation and other amortisation	(247)	(239)	3.3	1.7
	Adjusted operating profit	923	844	9.4	7.5

KPIs	Closing customers (‘000)(2)	17,884	16,654		7.4
	Average monthly ARPU	€30.1	€30.3		(0.7)

(1)	Total revenue includes £76 million (2004: £83 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
(2)

Italy is a joint venture and is proportionately consolidated by the Group and hence the results and customers reported represent the Group’s average effective interest, being 76.8% for the six months to 30 September 2005 (2004: 76.8%).

See page 17 for definition of terms

In an intensely competitive market, Vodafone continued to perform strongly in Italy through customer growth, driven by successful summer promotions, and a focus on high value customers.  Average customer growth of 6.5% was achieved despite market penetration levels well in excess of 100% due to customers having more than one SIM.

In local currency, total revenue increased by 5.3%, reflecting the growth in service revenue achieved from an increase in the average customer base.  This was partially offset by a slight decrease in ARPU following a cut in termination rates averaging 20.5% from 1 September 2005 which impacted service revenue growth and interconnect costs in the second quarter.  Strong promotional initiatives over the summer, comprising free calls and text messages for a small activation fee, were taken up by more than 4 million customers and stimulated voice and text usage.   Total voice usage increased by 5.5% compared with the six months to 30 September 2004, with a higher proportion of voice minutes from calls between Vodafone customers, which do not result in interconnect costs.  Targeted retention activities and a focus on high value customers led to a reduction in contract customer churn to 14.7% from 18.0% for the prior period and limited the increase in total churn, which rose over the prior period by 1.6 percentage points to 18.0%.  In the business segment, the positive net customer inflow from mobile number portability continued, reflecting the attractiveness of its business offerings, including products such as the Vodafone Mobile Connect data card and Vodafone Passport.

Non-voice service revenue increased by 18.9% in local currency, with revenue from messaging increasing to £297 million, representing growth of 15.4% in local currency.  Non-messaging data revenue grew by 48.7% driven by the success of 3G offerings and a 124.2% increase in the Group’s share of the number of active Vodafone live! devices over the past twelve months.  At 30 September 2005, the Group’s share of registered 3G devices was 1,044,000 compared with 511,000 at 31 March 2005.

In local currency, adjusted operating profit increased by 7.5%, despite an increase in the cost of acquiring and retaining customers in response to competitive pressures, though these costs remain low as a percentage of service revenue compared to other markets, and higher operating expenses from increased marketing and network costs as 3G network coverage continued to improve.

JAPAN

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	¥

Total revenue(1)		3,704	3,689	0.4	0.4

Trading results	Voice services(2)	1,889	2,015	(6.3)	(6.3)
	Non-voice services(2)	815	830	(1.8)	(1.8)
	Total service revenue	2,704	2,845	(5.0)	(5.0)
	Net other revenue(1)	7	11
	Interconnect costs	(238)	(250)	(4.8)	(5.1)
	Other direct costs	(133)	(119)	11.8	12.3
	Net acquisition costs(1)	(294)	(322)	(8.7)	(8.9)
	Net retention costs(1)	(460)	(320)	43.8	43.3
	Payroll	(74)	(115)	(35.7)	(36.4)
	Other operating expenses	(708)	(708)	–	(0.2)
	Acquired intangibles amortisation	(68)	(30)
	Depreciation and other amortisation	(545)	(569)	(4.2)	(4.3)
	Adjusted operating profit	191	423	(54.8)	(57.1)

KPIs	Closing customers (‘000)	14,991	15,123		(0.9)
	Average monthly ARPU	¥5,983	¥6,279		(4.7)

(1)	Total revenue includes £993 million (2004: £833 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
(2)

Following a review of certain tariffs, the Group has reclassified an element of monthly fees received from contract customers from voice revenue to non-voice revenue to provide a more precise reflection of customer usage.  More details are provided on page 5

See page 17 for definition of terms

Market conditions for Vodafone in Japan continue to be challenging.  Vodafone is in the process of returning to customer growth through more competitive services and pricing coupled with an improving 3G network and handset range, most recently demonstrated by the announcement of improvements to the handset range for the winter sales period.

In local currency, revenue increased marginally by 0.4% with the increase in equipment revenue related to acquisition and retention activities offset by a 5.0% reduction in service revenue.  The decrease in service revenue followed a decline in ARPU and a slight decline in the average customer base.  The loss of higher value customers, following a lack of a competitive 3G offering, and the total ban on using mobile phones whilst driving introduced in November 2004, led to the reduction in ARPU.  The revenue uplift from the introduction of new tariffs in the second quarter of the prior period has not been replicated in the current period.  Revenue related to acquisition and retention activities improved by 19.2% in local currency due to increased sales of higher specification handsets, particularly from retention activities, which outweighed lower gross connections.

New flat rate messaging and data tariffs improved the competitiveness of the non-voice offerings and were a significant contributory factor in an additional 816,000 3G devices being registered to the network in the six months to 30 September 2005, bringing the total to 1,614,000.  Non-voice revenue decreased by 1.8% in local currency, to £815 million, as the growth in non-messaging data was offset by the loss of higher value customers.  Non-messaging data revenue increased by 12.4% in local currency, to £615 million for the six months to 30 September 2005 resulting from higher usage of data products and services and the fact that messaging transmitted via the 3G network is reported as data revenue in Japan as 3G messages are packet-based.

Investment in customer retention in response to competitive pressures contributed to a reduction in customer churn from 23.1% for the six months to September 2004 to 19.7% for the current period and, along with the dilution of ARPU and higher direct costs resulting from lower provisions for slow moving handset stocks in the comparative period, and an increase in the amortisation of acquired intangible assets recognised following the Group’s increase in its effective shareholding in Japan in the six months ended 30 September 2004  led to adjusted operating profit falling by £232 million.  The above factors were partially offset by a reduction in gross connections leading to lower net acquisition costs.

On 9 November 2005, the government of Japan awarded two licences for 1.7GHz and one licence for 2.0GHz spectrum to potential new mobile market entrants.  These licences carry obligations to deploy national coverage within an allocated time frame.  The new market entrants are expected to start limited service from late 2006.

SPAIN

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	€

Total revenue(1)		1,968	1,554	26.6	24.6

Trading results	Voice services	1,546	1,246	24.1	22.1
	Non-voice services	251	180	39.4	37.1
	Total service revenue	1,797	1,426	26.0	24.0
	Net other revenue(1)	1	1	-	-
	Interconnect costs	(323)	(266)	21.4	19.5
	Other direct costs	(155)	(117)	32.5	29.5
	Net acquisition costs(1)	(123)	(115)	7.0	5.5
	Net retention costs(1)	(114)	(75)	52.0	48.7
	Payroll	(76)	(66)	15.2	13.4
	Other operating expenses	(286)	(222)	28.8	26.8
	Purchased licence amortisation	(34)	(34)	-	-
	Depreciation and other amortisation	(158)	(135)	17.0	14.5
	Adjusted operating profit	529	397	33.2	31.4

KPIs	Closing customers (‘000)	12,418	10,452		18.8
	Average monthly ARPU	€37.0	€35.4		4.5

(1)	Total revenue includes £170 million (2004: £127 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 17 for definition of terms

Vodafone continued to deliver strong growth in Spain through a focus on customer growth, targeted summer campaigns and excellent customer service, as well as the retention of high value customers, alongside propositions encouraging both customer transition from prepaid to contract and increased voice usage.

In local currency, total revenue for the six months to 30 September 2005 increased by 24.6%, principally as a result of a 24.0% rise in service revenue.  The average customer base grew by 18.8% owing to 1,967,000 new customers from the successful summer campaign and attractive tariffs combined with a successful customer retention strategy and net inflow of customers from mobile number portability. Additionally, a continuing campaign encouraging customers to switch from prepaid to contract helped the percentage of contract customers increase from 45.4% at 30 September 2004 to 48.0% at 30 September 2005.  Growth of 38.0% in voice usage, driven by promotions, a larger customer base and a higher proportion of contract customers, resulted in a 4.5% increase in ARPU, despite a 10.5% cut in termination rates in November 2004.

Non-voice service revenue increased by 37.1%.  Promotions encouraging usage resulted in text message volumes increasing by 26.6% in the six months to 30 September 2005.  Although messaging remains the principal driver for the rise in non-voice service revenue, non-messaging data revenue continues to increase its share of non-voice service revenue, increasing by 85.7% in local currency to £46 million.  This is driven by the success of 3G services, with 315,000 devices registered by 30 September 2005, and Vodafone live!, which has 4,132,000 devices using the service.

Both acquisition costs and interconnect costs fell as a proportion of service revenue, the latter due to the cut in termination rates combined with promotions focusing on calls to Vodafone and fixed-line numbers, which incur lower interconnect costs.  These falls were counteracted by a 48.7% rise in net retention costs, which resulted from a focus on retaining customers and led to a reduction in churn levels from 23.0% for the six months to 30 September 2004 to 21.2% for the current period.  Other direct costs increased 29.5%, primarily as a result of an increase in content provision costs arising from the increase in data traffic.  An increase in the Group’s charge for the use of the brand and related trademarks, representing approximately 1.1% of service revenue, contributed to the growth in other operating expenses.

UNITED KINGDOM

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m

Total revenue(1)		2,568	2,563	0.2

Trading results	Voice services	1,864	1,879	(0.8)
	Non-voice services	453	404	12.1
	Total service revenue	2,317	2,283	1.5
	Net other revenue(1)	68	93	(26.9)
	Interconnect costs	(438)	(410)	6.8
	Other direct costs	(180)	(189)	(4.8)
	Net acquisition costs(1)	(216)	(186)	16.1
	Net retention costs(1)	(199)	(198)	0.5
	Payroll	(205)	(208)	(1.4)
	Other operating expenses	(366)	(334)	9.6
	Acquired intangibles amortisation	(2)	–
	Purchased licence amortisation	(166)	(166)	–
	Depreciation and other amortisation	(293)	(289)	1.4
	Adjusted operating profit	320	396	(19.2)

KPIs	Closing customers (‘000)	15,764	14,600	8.0
	Average monthly ARPU	£24.9	£26.6	(6.4)

(1)	Total revenue includes £183 million (2004: £187 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 17 for definition of terms

The UK continues to be one of the most competitive markets in which Vodafone operates, with among the highest penetration rates in Europe.  Nevertheless, Vodafone has maintained its lead in revenue market share and has continued to be successful in attracting customers and generating additional usage, particularly by contract customers, through enhancing consumer offerings and building on leadership in business.

Total revenue for the six months to 30 September 2005 increased marginally, as the benefits of a growing customer base and increasing non-voice revenue were negated by a fall in other revenue and the 30% cut in termination rates introduced on 1 September 2004 for all UK mobile network operators, excluding the new third generation operator.  ARPU fell by 6.4%, as reduced voice ARPU, including the effect of the termination rate cut and a higher proportion of lower spending prepay customers, was partially offset by growth in non-voice revenue.  Excluding the impact of the termination rates cut, service revenue grew by 4.8%, principally due to an 8.7% increase in the average customer base.

Increased investment in acquisition activity and enhanced consumer offerings drove customer growth in the six months to 30 September 2005.  Contract net additions increased 31.8% for the six months to 30 September 2005 compared to the same period last year despite a slight reduction in the net acquisition cost per gross addition.  Consumer offerings launched in the period included the “Stop the Clock” proposition which allows customers on 18 month contracts to talk off-peak for up to 60 minutes and only pay for 3 minutes.  In the business segment, the “Perfect Fit for Business” tariffs increased revenue and usage.

The principal driver behind the 12.1% rise in non-voice revenue was an increase of 57.9% in non-messaging data revenue to £103 million, primarily due to the success of offerings such as Vodafone live! with 3,963,000 active devices at 30 September 2005, 3G with 438,000 registered devices including 97,000 business devices and BlackBerry® from Vodafone with 179,000 registered devices.

The increased investment in acquisition activity along with broadly stable contract churn has led to growth in the customer base, including higher spending contract customers, and provides a strong platform for future growth.  Contract churn in the current period benefited from focused upgrade activity and a higher proportion of the customer base being on 18 month contracts.  An increase in the proportion of upgrades through Vodafone’s own channels enabled net retention costs to be kept stable despite a 9.4% rise in the volume of upgrades.  Interconnect costs increased as total voice usage grew by 9.6%, driven by a higher customer base, usage stimulation initiatives for contract customers such as “Stop the Clock” and a higher proportion of outgoing calls made to other mobile networks, partially offset by the impact of termination rate cuts.  An increase in the Group’s charge for the use of the brand and related trademarks, representing approximately 1.1% of service revenue, contributed to the growth in other operating expenses.

AMERICAS – Verizon Wireless

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	$

Adjusted operating profit		772	738	4.6	5.2

Share of result in	Operating profit	952	899	5.9	6.3
associated	Interest	(100)	(92)	8.7
undertakings	Tax	(54)	(44)	22.7
	Minority interest	(26)	(25)	4.0
		772	738	4.6	5.2

KPIs	Closing customers (‘000)	49,291	42,118		17.0
	Average monthly ARPU	$51.6	$53.2		(3.0)
	Acquisition and retention costs as a percentage of service revenue	13.2%	12.3%

See page 17 for definition of terms

The US market has recently experienced considerable consolidation, including the mergers of Cingular and AT&T Wireless, Sprint and Nextel, and Alltel and Western Wireless.  Penetration has reached approximately 66% as at 30 June 2005, with Verizon Wireless’ customer market share at approximately 24%.

Despite the consolidation, Verizon Wireless continued to outperform its competitors, ranking first in customer net additions for the six months to 30 September 2005, with the total customer base increasing by 8.4% in the current period to 49,291,000.  The strong customer growth has benefited from a churn rate which is amongst the lowest in the US mobile industry and which has continued to improve from 17.9% for the six months to 30 September 2004 to 15.1% for the current period.

In local currency, the Group’s share of Verizon Wireless’ operating profit increased by 6.3%.  Verizon Wireless’ service revenue increased, driven by the larger customer base offset by a decrease in ARPU.  The ARPU decline of 3.0% was primarily due to tariff pricing changes earlier in 2005 and increases in the size of bundled minute plans.  The growth in the customer base and the larger bundle sizes contributed to a 35% growth in total minutes of use.

Non-voice service revenue rose significantly over the prior period and represented 7.5% of service revenue in the six months to 30 September 2005.  Non-voice revenue growth was primarily generated by increased SMS and MMS usage and growth in new products including V CASTSM, VZMail and BroadbandAccess.  V CASTSM and BroadbandAccess are delivered over Verizon Wireless’ EV-DO network, which is expected to cover nearly half of the population by the end of 2005.

The Group’s share of the tax attributable to Verizon Wireless of £54 million for the six months to 30 September 2005 relates only to the corporate entities held by the Verizon Wireless partnership.  The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Vodafone and Verizon Wireless are engaged in a number of joint projects to bring global services to their customers.  In September 2005, Vodafone and Verizon Wireless jointly launched a two card international data roaming solution which allows Vodafone’s customers to use Verizon Wireless’ broadband coverage in the US and provides Verizon Wireless’ customers with coverage in 50 countries globally.

Verizon Wireless has recently strengthened its spectrum position with the closing of the purchase of several key spectrum licences, including licences from NextWave, Leap Wireless, Metro PCS, and through participation in the FCC’s Auction 58.

OTHER MOBILE OPERATIONS

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	Organic

Total revenue	Subsidiaries	3,826	3,176	20.5
	Joint ventures	632	548	15.3
	Less: intra-segment revenue	(17)	(12)
		4,441	3,712	19.6	10.9

Adjusted	Subsidiaries	706	717	(1.5)
operating profit	Joint ventures	170	133	27.8
	Associated undertakings	413	346	19.4
		1,289	1,196	7.8	4.5

Trading results	Voice services	3,536	2,975	18.9
	Non-voice services	568	427	33.0
	Total service revenue	4,104	3,402	20.6
	Net other revenue(1)	62	51	21.6
	Interconnect costs	(819)	(668)	22.6
	Other direct costs	(345)	(277)	24.5
	Net acquisition costs(1)	(228)	(189)	20.6
	Net retention costs(1)	(149)	(119)	25.2
	Payroll	(307)	(257)	19.5
	Other operating expenses	(733)	(572)	28.1
	Acquired intangibles amortisation	(50)	–
	Purchased licence amortisation	(63)	(44)	43.2
	Depreciation and other amortisation	(596)	(477)	24.9
	Share of result in associates	413	346	19.4
	Adjusted operating profit(2)	1,289	1,196	7.8	4.5

Share of result in	Operating profit	598	529	13.0
associates	Interest	(7)	(5)
	Tax	(178)	(178)
		413	346	19.4

(1)	Total revenue includes £275 million (2004: £259 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
(2)	Adjusted operating profit is stated before items not relating to underlying business performance.
See page 17 for definition of terms

Total revenue for the Group’s Other Mobile Operations increased by 19.6%, or 10.9% on an organic basis.  Favourable exchange rate movements represented 3.3% of the difference between reported and organic growth, whilst the acquisitions in the Czech Republic and Romania in the six months to 30 September 2005 increased reported growth by 5.4%.  The organic increase in total revenue was driven principally by organic service revenue growth, which improved as a result of growth in average customers of 23.5% excluding the impact of the acquisitions, and by 36.5% including the acquisitions, offset by cuts in termination rates in certain markets and ARPU dilution from tariff adjustments and from an increase in the number of lower usage prepaid customers.  Non-voice service revenue continued to grow strongly and represented 13.8% of service revenue for the six months to 30 September 2005.

Adjusted operating profit increased by 7.8% and 4.5% on an organic basis over the comparative period, with 0.4% of the difference due to the acquisitions in the current period and 2.9% resulting from favourable foreign exchange rate movements.  Investment in customer retention and an increase in the Group’s charge for the use of the brand and related trademarks, representing approximately 0.6% of service revenue, along with higher depreciation and purchased licence amortisation, following the launch of 3G services, and amortisation of identifiable intangible assets from the acquisitions in the Czech Republic and Romania, impacted the reported growth in adjusted operating profit for the six months to 30 September 2005.

Other Mobile subsidiaries

Local currency service revenue grew by 7.3% in Greece due to a 12.7% increase in the average customer base offset by a reduction in ARPU due primarily to the reduced rates for incoming traffic.

In Egypt, service revenue grew by 34.6% in local currency as a result of the average customer base increasing by 57.8%, primarily driven by attractive tariffs, especially in the prepaid market, and the success of innovative new products and services, such as allowing the transfer of airtime between customers.

A cut in average termination rates of approximately 24% in Portugal in March 2005 and an increase in value-added taxes led to service revenue growth being restricted to 0.9% in spite of an 11.2% rise in the average customer base and strong growth in non-voice revenue following the success of 3G service offerings.

The market in Sweden continued to be challenging due to intense competition driving down prices with a 3.2% decline in service revenue in spite of strong growth in non-voice service revenue, an increase in average customers and a higher proportion of contract additions resulting from increased acquisition investment.  On 31 October 2005, the Group announced that its 100% interest in Vodafone Sweden is to be sold to Telenor, the pan-Nordic telecommunications operator.  The sale is expected to be completed by 31 December 2005, subject to EU regulatory approval.  Vodafone and Telenor have agreed the terms of a Partner Network Agreement in Sweden, allowing Vodafone Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

In the Netherlands, a 5.8% increase in service revenue was achieved in a highly competitive market through continued growth in the customer base, stimulated by attractive price plans and the launch of 3G.

In Ireland, customer growth and the success of non-voice offerings led to a 6.7% increase in service revenue.

In the intensely competitive Australian market, the success of new bundled plans led to customer growth of 14.3% and a significant increase in voice usage, which also adversely impacted interconnect costs. In local currency, service revenue rose by 6.3%, despite a decline in ARPU due to the large number of customers migrating to the new tariffs.  3G services were launched on 31 October 2005.

Other Mobile joint ventures

Average proportionate customers for the Group’s joint ventures, excluding Italy, increased by 39.0% in the six months to 30 September 2005, with particularly strong growth in markets with relatively low penetration rates, particularly South Africa.  The customer growth generated a 27.8% rise in adjusted operating profit.

Other Mobile associated undertakings

In France, mobile to mobile termination fees were introduced for the first time in 2005.  As a result, SFR experienced a significant increase in incoming revenue, with a similar sized increase in interconnection costs.  Excluding the impact of mobile to mobile termination fees, SFR reported strong growth in revenue and operating profit, principally due to an 8.1% increase in average customers compared to the prior period.  Usage of both voice and non-voice services grew in the period, and SFR had a total of 3,823,000 Vodafone live! customers at 30 September 2005.  Since launching consumer 3G services in November 2004, SFR has established a customer base of 399,000 at 30 September 2005.

Other Mobile investments

China Mobile, in which the Group has a 3.27% stake, and which is accounted for as an available-for-sale investment, grew its customer base by 9.8% over the six months to 234.9 million at 30 September 2005.  Dividends of £41 million were received in the six months to 30 September 2005.

OTHER OPERATIONS

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£

Revenue	Germany	622	505	23.2

Adjusted operating profit	Germany	38	17	123.5
	France	(17)	(6)
		21	11	90.9
See page 17 for definition of terms

Other operations comprise interests in fixed line telecommunications businesses in Germany and France.

Germany

In local currency, Arcor’s revenue increased by 21.0%, primarily due to customer and usage growth, partially offset by tariff decreases in the competitive market. The incumbent fixed line market leader continues to drive this intense competition, although Arcor further strengthened its position as the main competitor.  Contract ISDN voice (direct access) customers increased by 57% to 1,120,000 and contract DSL (broadband internet) customers by 90% to 863,000 in the six months to 30 September 2005.

France

The Group’s associated undertaking, Cegetel, merged with neuf telecom on 22 August 2005, leaving Vodafone with a proportionate interest of 12.4% in the enlarged group, neuf cegetel.

DEFINITION OF TERMS

These terms are not uniformly defined by all companies in the Group’s industry.  Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Term	Definition

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Active customer	A customer who has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled networks

The networks include the Group’s mobile operating subsidiaries and joint ventures.  Measures for controlled and jointly controlled networks include 100% for subsidiaries and the Group’s proportionate share for joint ventures.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications.  Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment.

HSDPA	High Speed Downlink Packet Access is a technology which enables data transmission speeds of up to two megabits per second.

Inter-segment revenue	Revenue between operating companies of the same business (mobile or non-mobile) in different reporting segments.

Intra-segment revenue	Revenue between operating companies of the same business (mobile or non-mobile) within the same reporting segment.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net acquisition costs	The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections.

Net debt	Long term borrowings, short term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents.

Net retention costs	The total of trade commissions, loyalty scheme and equipment costs, net of related revenue, relating to customer retention and upgrade.

Non-voice service revenue	Comprises all service revenue that is not related to voice services including, but not limited to, messaging, downloads, Internet browsing and other data services.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis.  Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings.  Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period is restated at the current period’s ownership level.  Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets.

Other revenue

Comprises all non-service revenue.  In the trading results, presented for the mobile telecommunications business and the Group’s key markets, net other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Partner Markets

Markets in which the Group has entered into a Partner Agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Purchased licence amortisation	Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group, and such fees recognised by an acquiree prior to acquisition.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

SUMMARY OF MOBILE TELECOMMUNICATIONS BUSINESSES’ CUSTOMER INFORMATION AT
30 SEPTEMBER 2005

At 30 September 2005, Vodafone had approximately 171.0 million proportionate registered mobile customers, based on the Group’s ownership interests in its subsidiary undertakings, joint ventures, associated undertakings and investments.  There were approximately 471.5 million registered customers in ventures in which the Company either has control or invests.  Active customers represented 91.8% of the total registered customer base in the Group’s controlled and jointly controlled mobile businesses at 30 September 2005, compared with 92.2% at 30 September 2004 and 91.6% at 31 March 2005.

COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS	REGISTERED PROPORTIONATE CUSTOMERS

	(%)	(‘000s)	(‘000s)
Principal Markets

Germany	100.0%	28,259	28,259
Italy	76.9%	23,268	17,884
Japan	97.7%	14,991	14,644
Spain	100.0%	12,418	12,418
UK	100.0%	15,764	15,764
		94,700	88,969
Other Subsidiaries

Albania	99.9%	714	713
Australia	100.0%	3,016	3,016
Czech Republic	99.9%	2,038	2,036
Egypt	50.1%	5,921	2,967
Greece	99.8%	4,299	4,291
Hungary	100.0%	1,913	1,913
Ireland	100.0%	2,013	2,013
Malta	100.0%	176	176
Netherlands	99.9%	3,980	3,976
New Zealand	100.0%	1,956	1,956
Portugal	100.0%	3,916	3,916
Romania	100.0%	5,529	5,529
Sweden	100.0%	1,545	1,545
		37,016	34,047
Other Joint Ventures

Fiji	49.0%	178	87
Kenya	35.0%	3,061	1,071
Poland	19.6%	8,366	1,641
South Africa	35.0%	19,122	6,274
		30,727	9,073
Associates & Investments

United States(2)	44.4%	49,291	21,883
Other		259,721	17,018
		309,012	38,901

TOTAL		471,455	170,990

(1)  All ownership percentages are stated as at 30 September 2005 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)  The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.7% at 30 September 2005.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

SIGNIFICANT TRANSACTIONS

The Group invested a net £1,887 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the six months to 30 September 2005.  An analysis of the significant transactions and the increases to the Group’s effective interest in the entities is shown below:

£m
Acquisitions(1):
Czech Republic (nil to 99.9%) and Romania (20.1% to approximately 100%)	1,840
Other acquisitions, including investments	48
Disposals:
Other disposals, including investments	(1)
1,887

(1) Figure is shown net of cash and cash equivalents acquired of £70 million

On 31 May 2005, the Group acquired approximately 79.0% of the share capital of MobiFon S.A. in Romania, increasing the Group’s ownership of MobiFon to approximately 99.1%.  At the same time, the Group also acquired 99.9% of the issued share capital of Oskar Mobil a.s. in the Czech Republic for a cash consideration of approximately $3.5 billion (£1.9 billion) satisfied from the Group’s cash resources.  In addition, Vodafone assumed approximately $0.9 billion (£0.5 billion) of net debt.  The remaining 0.9% of MobiFon was acquired in a separate transaction in the period.

OTHER BUSINESS DEVELOPMENTS

Global Services

One Vodafone

The One Vodafone initiatives are targeted at achieving savings in operating expenses and enhancing revenue for the Group’s controlled mobile businesses and the Group’s jointly controlled mobile business in Italy.

The Group expects that, in the year ending 31 March 2008 (“2008 financial year”), operating expenses, being the aggregate of payroll, other operating expenses, and capitalised fixed asset additions, will be broadly similar to those for the year ended 31 March 2004, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.  The Group is targeting mobile capitalised fixed asset additions in the 2008 financial year to be 10% of mobile revenue as a result of the initiatives.

Revenue enhancement initiatives are expected to deliver benefits equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year.  The Group will measure the revenue benefits in its four principal controlled markets and jointly controlled market in Italy compared to its established competitors.

The objective for the current financial year (“2006 financial year”) has been to begin implementation of the plans outlined last year.  Significant benefits are expected in the  2007 financial year, with the full targets expected to be met in the 2008 financial year.

The One Vodafone programme has focused on six key initiatives as follows:

•                                The network initiative has developed plans in the radio area to standardise specifications for base stations and accessories to leverage buying power and improve efficiency in, for example, power consumption and leased line usage.  In core networks, the Group is advancing towards an all IP network, thereby simplifying and reducing the number of component parts and leading to lower costs.  Through increasing the amount of self built transmission, both through microwave links and owned dark fibre, costs should be reduced and future cost escalation limited as the volume of data traffic grows.

•                                The service platforms initiative is creating shared service centres to host the European development and operations of services.  The shared service Vodafone live! portal is now providing a hosting service for six operating companies and more are planned to migrate in the current financial year.  Other platforms are also being migrated and new services are being implemented for the first time on the shared service platform only.  The centralisation is designed not only to reduce costs but also to increase revenue through reduced time to market for new products and services.

•                                IT is the most complex initiative and focuses on the two areas of data centres and application development.  For data centres, which host the servers to support billing and customer relationship management (“CRM”) systems, consolidation is underway and one organisation has been created in Europe with the objective of reducing eleven centres down to three.  Data centres represent around 25% of the overall Group IT cost and plans are in place to reduce this cost by over 20%.  The larger part of the IT effort is focused on application development, which is a highly complex and business critical area, in which work will continue through to 2008 and beyond.

•                                The customer management programme is initially focused on implementing best practice across the Group.  In the longer term, the objective is to implement a single CRM system.  In the first half of the 2006 financial year, a single help desk for multi-national customers and centralised support for our roaming customers have been launched.

•                                The focus of the terminals programme is to reduce the number of terminals in the overall range, increasing the number of customised terminals to drive cost reductions.  In addition, complexity in the terminals should be reduced by standardising components and moving to a smaller number of technology platforms.  It is expected that these activities will drive incremental revenue benefits, as well as cost savings, through reduced churn and higher ARPU per handset.

•                                Finally, the focus of the roaming initiative is to transform customers’ roaming experience, primarily through reducing barriers to usage.  Vodafone Passport has been launched in twelve countries and initial take-up has been encouraging.  Improvements in customer satisfaction and a higher proportion of customers roaming on to Vodafone networks have been noted since launch.

Vodafone live!

Vodafone live!, the Group’s integrated communications and multimedia proposition, has continued to grow strongly.  The proposition, targeted primarily at the “young active fun” segment, is available in 23 markets, comprising 16 of the Group’s controlled and jointly controlled networks, three of the Group’s associated companies and four Partner Markets.  There were 35.0 million Vodafone live! active devices, including 12.8 million in Japan, on controlled and jointly controlled networks at 30 September 2005, with an additional 4.7 million devices connected in the Group’s associated companies.

In June 2005, Vodafone announced plans to launch a seamless instant messaging service between PCs and mobile phones.  Mobile Instant Messaging will work seamlessly with Microsoft’s MSN Messenger, delivering an enhanced messaging offer for MSN and Vodafone customers who want to stay in touch with friends, family and colleagues.

Vodafone live! with 3G

In November 2004, the Group launched Vodafone live! with 3G across 13 markets with an initial portfolio of 10 handsets.  At 30 September 2005, Vodafone live! with 3G has been launched in a further three markets (New Zealand, South Africa and Belgium), and is now available on 25 handsets.  There were 4.5 million devices registered in controlled and jointly controlled networks with the capability of accessing the Vodafone live! with 3G portal at 30 September 2005.  Since then, Vodafone live! with 3G has been launched in a further two markets (Croatia and Australia) making it available in 18 markets in total.

Vodafone live! with 3G customers can now experience news broadcasts, sports highlights, full track music downloads, music videos, movie trailers and a host of other video content at a quality approaching that of digital television.  TV broadcast services have now been launched in ten of the Group’s controlled and jointly controlled networks, three associated companies and one Partner Market, and these will be developed further in the coming year.  The wide bandwidth of 3G supports access to sophisticated 3D games and Vodafone has introduced a range of branded titles.

Vodafone Passport

The Vodafone Travel Promise was launched during May 2005, the first element of which is the Vodafone Passport voice roaming price plan which provides customers with greater price clarity when using their mobile voice services abroad.  For a one-off connection fee per call determined by the network operator, customers who sign up to the Vodafone Passport price plan can make voice calls at domestic rates when roaming on Vodafone’s controlled networks (excluding Egypt) and the networks of selected joint ventures and associated companies.  In addition, when receiving calls abroad, customers will pay the same connection fee, allowing them to talk for up to a maximum of 60 minutes, for no additional charge.  Vodafone Passport has been launched in twelve markets, with over 2.8 million customers registered in the Group’s controlled and jointly controlled networks by 30 September 2005.

Forming part of the Vodafone Travel Promise, a second roaming pricing initiative was launched in June 2005.  This new data roaming tariff, specifically tailored to suit the needs of our business customers, offers simple and predictable roaming pricing.  For a flat rate customers can send or receive large volumes of data when using the Vodafone Mobile Connect service on participating Vodafone networks.

Plans are in place to further develop the Vodafone Travel Promise through the addition of improved geographical coverage and additional services to assist our customers when calling from abroad.

Vodafone Simply

Vodafone Simply, the Group’s proposition designed for people who just want to make calls and send texts with minimum complexity, was launched in May 2005.  At 30 September 2005, Vodafone Simply was available in 12 markets, comprising nine of the Group’s controlled and jointly controlled networks, one of the Group’s associated companies and two Partner Markets.  Plans are in place to launch this proposition in an additional four markets during November 2005, including Italy.

Business services

During the year, the Group has continued to strengthen its business voice and data offerings along with expansion of distribution channels.

In the voice offering, the Vodafone Wireless Office proposition – a solution reducing the need for fixed line phones – has been enhanced with an increased handset range, superior call management software, a special tariff structure and availability across a broader geography.  At 30 September 2005, Vodafone Wireless Office hit a significant milestone, achieving over one million customers across nine markets.

Significant steps have been made in the area of data services.  The Vodafone Mobile Connect 3G/GPRS data card has now been rolled out across 19 markets, including three of the Group’s associated companies and three Partner Markets.  The product portfolio was enhanced in the period with the launch of a quad-band data card allowing customers to connect whilst travelling in the US and a data card supporting both GPRS and EDGE technology which provides high speed connectivity in a number of the Group’s Partner Markets.  These data cards are available in an increasing number of distribution channels and with a growing range of service and price bundles.

Vodafone, Linksys and Cisco Systems announced the launch of the 3G/UMTS Router in September 2005.  The 3G/UMTS Router allows teams of up to five people, enabled with wireless LAN capability already built in to most laptop computers, to simultaneously access high speed mobile data services provided by the Group’s 3G networks.  This extends the benefits of the Vodafone Mobile Connect proposition from individuals to teams.  At 30 September 2005, the 3G/UMTS Router was available in Italy and Spain and has since been introduced in a further three markets.

In April 2005, the Group announced the roll out of push email, a service providing real-time, secure and remote access to email, contacts and calendar direct to a range of business-focused mobile devices.  During the launch phase, which will last until the end of this calendar year, the service will be supported by six devices with additional devices introduced in the coming months.

Meeting the needs of business customers for predictable pricing, Vodafone has launched a domestic data tariff with unlimited usage and a roaming data tariff bundled with large volumes of data.  Domestic flat rate data tariffs have been launched in most markets, including Germany, the Netherlands, Italy, Spain and the UK.

LEGAL PROCEEDINGS

The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, including inquiries from or discussions with governmental authorities, that are incidental to their operations.  However, save as disclosed below, the Company and its subsidiaries are not involved, currently, in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries.

The Company is a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use.  In each case, various other carriers and mobile phone manufacturers are also named as defendants.  These actions are at an early stage and no accurate quantification on any losses which may arise out of the claims can therefore be made as at the date of this report.  The Company is not aware that the health risks alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

Between 18 September and 29 November 2002, nine complaints were filed in the United States District Court for the Southern District of New York against the Company and Lord MacLaurin, the Chairman of the Company, Sir Julian Horn-Smith, executive officer of the Company, and Sir Christopher Gent and Mr. Kenneth Hydon, then executive officers of the Company.  The actions were brought under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission.  The complaints, which purport to be brought on behalf of all purchasers of ADSs of Vodafone between 7 March 2001 and 28 May 2002, alleged that Vodafone’s financial statements and certain Vodafone financial disclosures were materially false and misleading.  More specifically, the complaints alleged that, between 7 March 2001 and 28 May 2002, defendants made various material misrepresentations relating to Vodafone’s investments in fixed-wire operations, goodwill, and prior acquisitions in an effort to inflate artificially the price of Vodafone securities.  The complaints sought compensatory damages in an unspecified amount, interest, reasonable costs including attorneys’ fees and experts’ fees, and equitable and/or injunctive relief as permitted by law.

In the course of the actions, the Court twice dismissed amended versions of the consolidated class action complaints with leave to re-plead and the claims against Lord Ian MacLaurin, Sir Christopher Gent, Sir Julian Horn-Smith and Mr. Kenneth Hydon.  On 7 May 2004, the plaintiffs filed a third consolidated amended class action complaint naming only the Company as a defendant.  Thereafter, the parties entered into substantive discussions regarding the possibility of settling the action.  Those discussions led to a mediation, following which the parties reached an agreement-in-principle to settle the claims against all defendants in exchange for a settlement payment of $24.5 million to a settlement class (the “Settlement Class”) comprised of all purchasers of Vodafone ADSs during the period from 7 March 2001 to 28 May 2002 (other than those Class Members that exclude themselves, or automatically are excluded, from the Settlement Class).  Following the mediation, Vodafone and its insurers paid $24.5 million into an escrow account to fund the settlement in the event that (i) the parties reached a definitive settlement agreement and (ii) that agreement received final approval by the Court after issuance of the necessary notices and the conduct of the necessary hearings.  On 4 March 2005, the parties entered into definitive settlement documents and, on that date, participated in a conference and hearing before the Court, at which they submitted a motion for preliminary certification of the Settlement Class and preliminary approval of the settlement.  On 15 March 2005, the Court entered an Order that, among other things, preliminarily certified the Settlement Class, preliminarily approved the settlement, set 23 May 2005 as the deadline for the submission by Class members of objections to the settlement or requests for exclusion from the Settlement Class.  The Court held a Settlement Fairness Hearing on 22 June 2005, after which the Court found all bases for final approval of the settlement but reserved its decision on the issues of attorneys’ fees and expenses (which are to be paid out of the settlement fund).  On 15 July 2005, the Court entered an Order and Final Judgment, among other things, finally certifying the Settlement Class and approving the settlement (but deferring determination of the issue of attorneys’ fees and expenses).  On 19 September  2005, the Court held a hearing on the motion of Plaintiffs’ Co-Lead Counsel for an award of attorneys’ fees and reimbursement of expenses.  At that hearing the Court requested that Plaintiffs’ Counsel submit additional written submissions in support of their fees application.

A subsidiary of the Company, Vodafone 2, is responding to an enquiry by Her Majesty’s Revenue and Customs (“HMRC”) (formerly “UK Inland Revenue”) with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL (“VIL”), under the Controlled Foreign Companies section of the UK’s Income and Corporation Taxes Act 1988 (“the CFC Regime”).  The enquiry by HMRC relates to the tax treatment of profits earned by the holding company for the accounting period ended 31 March 2001.  The CFC Regime serves to subject a UK resident company to corporation tax in the UK in respect of the profits of a controlled foreign company in certain circumstances.

Vodafone 2’s position is that it is not liable to corporation tax in the UK under the CFC Regime in respect of VIL on the basis that the CFC Regime is contrary to EU law.  An application for closure of the enquiry (inter alia) was made by Vodafone 2  to the Special Commissioners of HMRC on 1 October 2004 on the basis that the enquiry could not reasonably be continued as it is premised on UK legislation (the CFC Regime) which is contrary to EU law and thus invalid.  In summary, it is argued that imposition of corporation tax under the CFC Regime amounts to unlawful discrimination or an unlawful restriction on the exercise of fundamental freedoms under the EU Treaty (particularly Articles 43 and 56).

On 3 May 2005 the Special Commissioners referred the matter to the European Court of Justice (the “ECJ”) requesting that a number of questions in relation to the invalidity argument be determined as a preliminary matter.  Pending resolution of such questions, Vodafone 2’s application for closure of the enquiry (and, effectively, the enquiry itself) has been stayed.  It is not expected that the ECJ will deliver a judgment in this matter until, at the earliest, mid 2006.  The ECJ does not have jurisdiction to determine the outcome of Vodafone 2’s application rather the Special Commissioners will apply the ECJ’s judgment to the particular facts of Vodafone 2’s application.

If the ECJ decides that the CFC Regime in its entirety is invalid under EU law, then no charge to UK corporation tax can arise to Vodafone 2 with respect to VIL under the CFC Regime and the Special Commissioners will order that the Her Majesty’s Revenue and Customs’ enquiry be closed.  If the CFC Regime is held by the ECJ to be valid, either in part or as a whole, then it will be a matter for the Special Commissioners to apply the ECJ’s reasoning to the particular circumstances of Vodafone 2’s case.  Although it is not possible to address all possible outcomes under such a scenario, it should be noted that even if the CFC Regime is held by the ECJ to be entirely lawful, Vodafone 2 would continue to resist the imposition of corporation tax liability on other grounds.

HMRC appealed to the High Court in respect of the Special Commissioner’s decision to transmit Vodafone 2’s reference to the ECJ.  On 17 November this appeal was dismissed and the HMRC were given 28 days in which to apply to seek permission to appeal. No such application has been made to date.

The Company has taken provisions, which at 30 September 2005 amounted to £1,910 million, for the potential UK corporation tax liability and related interest expense that may arise if the Company is not successful in its challenge of the CFC Regime.  The provisions relate to the accounting period which is the subject of the proceedings and accounting periods after 31 March 2001 to date.  The Company considers these provisions are sufficient to settle any assessments that may arise from the enquiry.  However, the amount ultimately paid by the Company (if any) upon resolution of the enquiry may differ materially from the amount accrued and, therefore, could have a significant effect on the profitability or cash flows of the Group in future periods.  In the absence of any material unexpected developments, the Company expects to reassess the amount of this provision when the views of the ECJ become known, which is expected to be during 2006.

A number of Vodafone subsidiaries acquired 3G licences through auctions in 2000 and 2001.  An appeal was filed by a subsidiary of the Company along with other UK mobile network operators which were granted a 3G licence, with the VAT and Duties Tribunal on 18 October 2003 for recovery of VAT on the basis that the amount of the licence fee was inclusive of VAT.  The amount of this claim is approximately £888 million.  In August 2004, these claims were referred, jointly, to the ECJ although no hearing date has yet been listed.  A decision from the ECJ is not expected before 2006.  The Group has not recognised any amounts in respect of this matter to date.  In addition, the Group has made a claim for recovery of VAT in relation to 3G licence fees in Portugal and has reserved the right to commence a claim at a later date in the Netherlands and Germany.  It may pursue similar claims in certain other European jurisdictions.

REGULATION

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities.  Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks.  The following section describes the regulatory framework and recent key regulatory developments in the European Union (“EU”) and selected countries in which the Group has significant interests and should be read in conjunction with the information contained under “Regulation” on pages 17 to 20 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2005.  Many of the regulatory developments reported in the following section involve on-going proceedings or consideration of potential proceedings that have not reached a conclusion.  Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

European Union

The Member States of the EU (“Member States”) were expected to implement the EU Regulatory Framework for the communications sector (the “EU Framework”), which was adopted in 2002, into national law by 24 July 2003 or prior to accession on 1 May 2004 for the ten countries that joined the EU on that date.  Infringement proceedings against a number of Member States for late or inadequate implementation are ongoing.

The EU Framework introduces a number of important changes to the previous framework.  It is intended to align the techniques for defining where sector specific regulation may be applied and the threshold for when such regulation can be applied with those already employed in EU competition law.  It is also intended to ensure greater consistency of approach amongst national regulatory authorities (“NRAs”) within the Member States.  All NRAs are required to take utmost account of the list of markets which are specified by the European Commission (the “Commission”) in a Recommendation when deciding which markets to investigate.  The Commission will periodically review the Recommendation and has said that it will conduct the first such review at the end of 2005.  In addition, the Commission are working towards the publication of a communication on the functioning of the EU Framework, by July 2006.

Spectrum

In September 2005, the Commission published proposals for spectrum reform across the EU including proposals to allow holders of spectrum greater flexibility on the use to which it is put and to allow holders to trade spectrum within a spectrum market. The Commission has proposed that these reforms be enacted by 2010 and has commenced a number of actions to pursue proposals made by it and by the Radio Spectrum Policy Group, a spectrum policy working group comprising the Commission and Member States.

Data retention

The Commission has issued a draft Directive for consideration by the European Parliament on the retention of electronic communications data for law enforcement purposes. The draft sets out the data that network operators and service providers will need to store and, if requested, make available to law enforcement authorities for the purpose of the prevention, investigation, detection and prosecution of serious criminal offences.

International Roaming

In January 2000, the Competition Directorate of the Commission commenced an investigation into the market for international roaming services pursuant to the competition law of the EU.  The Commission published its preliminary findings in December 2000.  The Commission stated that excessive pricing and price collusion were likely concerning both the level of wholesale rates and the mark-ups applied in retail markets for international roaming services.  To date, the Commission has not published the results of this review.

Officials of the Commission conducted unannounced inspections of the offices of mobile network operators in the UK and Germany, including Group subsidiaries, in July 2001.  The Commission said it was seeking evidence of collusion and/or excessive prices, in relation to both retail and wholesale roaming charges, and the Commission has subsequently sought, or been provided with, additional information about roaming charges.

In July 2004, the Commission issued a statement of objections, a document detailing its proposed findings, following its investigation into the UK market for wholesale international roaming.  A written response was made by Vodafone in December 2004 and an oral hearing was held in June 2005.  The Commission issued a statement of objections in January 2005 following its investigation of the German market, a written response was filed in June 2005 and an oral hearing was held in July 2005.  In both cases, the statement of objections was addressed to both the national mobile operating subsidiaries and to the Company.

The Commission’s proposed findings are that Vodafone has monopoly power over its wholesale customers in both the UK and Germany.   Vodafone UK and Vodafone Germany are alleged to have engaged in excessive or unfair pricing on the grounds that their wholesale roaming prices were perceived to be high, resulted in high profit margins in comparison with other services and were significantly higher than the tariffs applied to domestic wholesale access services.  The Commission alleges that the abuse occurred from 1997 to at least September 2003 in the UK and from 2000 to December 2003 in Germany.  If the Commission were to decide that there had been a breach of competition law, it would be able to impose a fine on any addressee who had committed the breach.

Separately, the market for wholesale international roaming in each Member State is one of the relevant markets in the Recommendation.  In December 2004, the European Regulators Group (the “ERG”), a body established under the EU Framework and comprising all EU NRA’s, announced that it had commenced a co-ordinated data collection exercise with a view to analysing this market. The Group’s mobile operating subsidiaries in the EU have since received questionnaires to which they have responded.  In May 2005, the ERG adopted a common position on international roaming and several NRA’s have since then commenced their reviews of the international roaming market but no NRA has proposed any regulation in this market.

In July 2005, the Commission, supported by the ERG, called for greater transparency of roaming tariffs and in October 2005 launched a website to inform the public about roaming tariffs within the EU.

Germany

The NRA has found all mobile network operators to have significant market power (“SMP”) in the call termination market. The NRA has not proposed remedies to date.

In February 2004, the NRA decided to award licences for 450MHz spectrum for the provision of public access mobile radio services.  Vodafone Germany is appealing this decision and unsuccessfully sought an injunction against the NRA’s decision.  The judgment in the main case is still pending.  In December 2004, the NRA awarded two 450MHz licences. The NRA has announced that it has received additional applications for a further 450MHz licence.

The NRA has consulted on proposals to extend 2G licences to 2016 and to award certain 900MHz frequencies to two identified mobile network operators, not including Vodafone.  In addition, the NRA is consulting on proposals to licence new spectrum at 2.5GHz, often referred to as the 3G extension band.  The NRA proposes that the licences be awarded in 2008.

Italy

In January 2005, the NRA published its proposals following a review of the call termination market.  The NRA has concluded that all mobile network operators have SMP and proposes to impose obligations on Vodafone Italy of cost-orientation, non-discrimination, accounting separation and transparency.  The NRA issued a decision requiring mobile network operators to reduce their termination rates by September 2005.  On 1 September 2005, Vodafone Italy reduced its rates by an average of 20.5%.  Vodafone Italy has filed an appeal on various aspects of the NRA’s decision.  The NRA has also proposed further reductions to 11.2 eurocents from 1 July 2006 and by 13% below the retail prices index on both 1 July 2007 and 1 July 2008.

The NRA conducted its review of the access market and found that no operator had SMP.

In March 2005, the Italian National Competition Authority (“NCA”) conducted unannounced inspections of the offices of mobile network operators in Italy including Vodafone Italy seeking evidence of collusion following complaints by resellers and potential mobile virtual network operators about alleged anti-competitive conduct in the Italian mobile market. In November 2005, Vodafone Italy received a further request for information from the NCA.  If the NCA were to decide that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.

Japan

The NRA has concluded its effective competition review of the Japanese mobile market with no recommendations for regulatory intervention.  In November 2005, the Government awarded three new mobile licences.  The NRA is finalising amendments to the existing universal service obligation which will come into force by the end of March 2006.  Legislation requiring prepay user registration is due to come into force in April 2006.

Spain

In August 2005 the NRA announced a 10.57% reduction in mobile termination rates, which was implemented by Vodafone Spain in November 2005.  The NRA proposes to find all mobile network operators to have SMP in the call termination market and proposes to impose obligations including cost-orientation on Vodafone Spain.

The NRA is consulting on its analysis of the access market where it proposes to find all three mobile network operators to have joint SMP.

United Kingdom

The NRA conducted and concluded its review of the access market and found that no operator had SMP.  In the call termination market, the NRA has proposed to extend the existing call termination rate regulation, leaving rates unchanged, until the end of March 2007.  The NRA has commenced a consultation on the regulation of wholesale mobile voice call termination for the period from March 2007.

The NRA is considering whether holders of 2G spectrum will be able to use it to provide 3G services and is assessing the impact this might have on other mobile network operators.  The NRA has commenced a number of licensing procedures for the release of spectrum which may be used to provide mobile services.

Other Mobile Operations

Albania

In May 2004, the NRA designated Vodafone Albania as having SMP in the mobile market for the year to May 2005. The NRA has also started the procedure for the designation of Vodafone Albania as SMP in the mobile market for the year to May 2006.  The NRA has commenced regulation of mobile termination rates by approving recommended rates for 2004. In October 2005, the NCA commenced an investigation into allegations of excessive pricing and other breaches of competition law by the mobile network operators.

Czech Republic

In February 2005, Oskar was awarded a 3G licence.  There have been one or more complaints that the award may have breached EU competition law and the Commission is investigating the award process.

In May 2005, a new law, implementing the EU Framework, came into effect.  The NRA is required to analyse the relevant markets prior to February 2006.  Mobile number portability will be implemented in January 2006.

On 1 July 2005, mobile termination rates were reduced by the NRA from CZK 3.19 per minute to CZK 3.11 per minute.

Egypt

The Government has announced its intention to issue a third mobile licence in 2005.  The NRA is considering the introduction of mobile number portability, national roaming and site sharing when the new licence is issued.

Greece

The NRA has launched an investigation into allegations of collusion in the setting of SMS prices by mobile network operators.

In April 2005, the Council of State issued a judgment that base stations erected by mobile operators prior to August 2002 did not meet legal requirements.  Draft legislation has been published to address the issues raised by the judgement and to provide a new framework going forward.

Hungary

Hungary implemented the new EU Framework in January 2004 as part of its preparations for joining the EU on 1 May 2004.   In its review of the call termination market, the NRA has found that all mobile network operators have SMP and has imposed obligations of cost-orientation, non-discrimination, accounting separation and transparency.  In May 2005, Vodafone Hungary complied with a requirement to reduce its call termination rates by 16%.  Vodafone Hungary has appealed the decision.

Ireland

In February 2005, the NRA found that Vodafone and one other operator have joint SMP in the Access Market.  The NRA has imposed an obligation on both Vodafone and the other operator to negotiate wholesale access agreements on reasonable terms, with powers for the NRA to intervene, if necessary.  Vodafone and the other operator are appealing the NRA’s findings and oral hearings have been scheduled for December 2005.

In its review of the call termination market, the NRA has found that all mobile network operators have SMP.  The NRA proposes the imposition of obligations of cost-orientation and non-discrimination on all operators, and accounting separation and transparency on Vodafone and the other operator.  The NRA is also considering the use of price controls.  Vodafone Ireland has agreed to reduce its rates by 11% below the retail price index per annum for the 24 months commencing January 2006.

In November 2005, the NRA awarded a third 3G licence.

Kenya

Safaricom has been given until December 2006 to relinquish 2.5MHz of paired 900 MHz spectrum in return for the allocation of 1800MHz spectrum.  It is proposed that the relinquished 900MHz spectrum will be given to a new third mobile licensee.  In September 2005, Safaricom filed an application for 3G spectrum.

Malta

The NRA has awarded a 3G licence to the two existing mobile network operators and declined to award a licence to the third applicant.  The NRA has proposed implementation of mobile number portability from March 2006.

The Netherlands

In December 2003, mobile network operators reached agreement with the NRA and the NCA to reduce mobile call termination rates between 1 January 2004 and 1 December 2005.  Vodafone Netherlands reduced its rates from 20.6 to 15.5 eurocents per minute on 1 January 2004, to 13.0 eurocents on 1 December 2004 and to 11.0 eurocents per minute on 1 December 2005.  In addition, the NRA has found that all mobile network operators have SMP in the call termination market and proposes remedies of cost orientation, non-discrimination and transparency.

Following its review of the access market, the NRA concluded that the market is effectively competitive.

The Government is consulting on the extension and renewal of 2G licences and other spectrum matters

Sweden

In its review of the call termination market, the NRA concluded that all mobile network operators have SMP and imposed obligations of cost-orientation, non-discrimination, accounting separation and transparency.  The NRA developed a long run incremental cost (“LRIC”) model to determine cost oriented mobile call termination rates and proposed a reduction from the current rate of SEK 1.35 to SEK 0.8 from July 2004, to SEK 0.72 from July 2005 and to SEK 0.54 by July 2007.  Vodafone Sweden has appealed various aspects of the decision, including the finding of SMP and the proposed rates and has obtained an injunction suspending the rate reduction proposals.  Following its review of the access market, the NRA concluded that the market is effectively competitive.

The NRA is also reviewing the 3G coverage required to be achieved by the three 3G licensees by 31 December 2003 (such obligations were subsequently extended to 1 December 2004).  Discussions between the Government, the NRA and the licensees are being held on these matters.  In October 2005, the NRA announced that it would modify certain measurement conditions but would require licensees to complete the 3G rollout using WCDMA technology.  The NRA has powers to fine operators for non-compliance and proposes to review the position in 2006.  The NRA is consulting on the possibility of awarding additional spectrum which may be used to provide mobile services.

Belgium

The NRA is consulting on the renewal of Proximus’ 2G licence which expires in 2010.

France

In December 2003, a French consumers association lodged a complaint with the NCA alleging collusion amongst the three French mobile operators on SMS retail pricing.  The NRA has commenced a review of SMS termination and is consulting on proposals for wholesale price regulation.  Following a dispute, the NRA ordered all mobile network operators to reduce their wholesale SMS rates to 4.3 eurocents with effect from 1 July 2005.

In December 2005, the NCA decided that SFR and the other mobile network operators had contravened competition law during the period from 1997 to 2003 by sharing information and during the period from 2000 to 2002 by entering into an agreement aimed at stabilising the development of market shares.  SFR has been fined €220 million.  SFR has announced its intention to appeal.

Following the NRA’s review of the access market, the NRA proposed that all three mobile network operators, including SFR, had joint SMP in the market and it proposed access obligations as a remedy.  The proposals were notified to the Commission in April 2005, but the NRA has subsequently withdrawn its proposals.

Poland

In its review of the access market, the NRA proposes to find that all three mobile network operators have joint SMP.

The NRA has awarded a fourth 3G licence and Polkomtel is appealing this award.  The NRA has commenced a process to award further 2G licences which were previously offered but not taken up.  Mobile number portability was implemented in Poland in 2005.

South Africa

A new Electronic Communications Bill is being considered by Parliament and is expected to be finalised before the end of 2005.

An Information Communication Technologies Black Economic Empowerment Charter (the “Charter”) is expected to be finalised in 2006.  The Charter, in compliance with the Broad-Based Black Empowerment Act 2003 and the Codes of Good Practice issued by the Department of Trade and Industry, will set targets to evaluate a company’s contribution to Broad-Based Black Economic Empowerment.  Targets will be set in terms of equity ownership, management and control, employment, skills development, procurement, enterprise development, and corporate social investment.

In May 2005, the NRA commenced an investigation to assess whether Vodacom has major operator status (similar to SMP) in the interconnection market.  Vodacom has challenged the grounds for this investigation in court with a hearing expected in the second quarter of 2006.  In 2005, the NRA commenced investigations on mobile pricing and handset subsidies.

Romania

Mobile number portability is under discussion in Romania.

Switzerland

In April 2005, the Swiss NCA issued proposals finding that Swisscom Mobile had abused a dominant position in the mobile call termination market and thereby enhanced its position vis-à-vis its competitors.  The NCA may seek to fine Swisscom Mobile.  A written response has been filed by Swisscom Mobile.  Swisscom Mobile has reduced its termination rates by 40% from 21.6 eurocents to 12.9 eurocents.

Australia

The NCA released its final decision on the regulation of mobile termination in June 2004.  In its review, it proposed that all mobile network operators “have market power” with respect to mobile termination and proposed a pricing principle that requires mobile call termination rates to fall from 21 Australian cents per minute to a price that is at the upper end of the range of reasonable estimates of the cost of providing the service by 1 January 2007.  It has proposed a price of 12 Australian cents per minute.  Vodafone Australia’s appeal of this decision was rejected.  Vodafone Australia has lodged an “access undertaking” proposing alternative rates, which the NCA is reviewing.  In addition, the NCA has received various requests for adjudication of disputes between Vodafone Australia and certain other operators.

New Zealand

The NRA released a report proposing regulation of mobile termination rates including a rate reduction of 45% from 27 cents per minute to 15 cents per minute.  These proposals were submitted to the Minister for approval who has requested the NRA to reconsider them.  The NRA is reviewing regulation of national roaming and co-location.

The NRA has approved industry plans for the introduction of mobile number portability and has set a date of April 2007 for its introduction.

The government is consulting on the terms of renewal of 2G licences which expire in 2011.

Fiji

Vodafone Fiji has been required to make wholesale and retail price reductions of between from 15% to 70% for a range of services.

US GAAP RECONCILIATION

The principal differences between US GAAP and IFRS, as they relate to the unaudited Condensed Consolidated Financial Statements, are the use of equity accounting under US GAAP for joint ventures, including Vodafone Italy, which are proportionately consolidated under IFRS; the accounting for goodwill and intangible assets for business combinations prior to 29 September 2004; the accounting for income taxes; the capitalisation of interest; the timing of recognition of connection revenue and expenses; and share options expense.  A more detailed explanation of the differences between IFRS and US GAAP that are material to the Group can be found in Note 16 to the Condensed Consolidated Financial Statements.

In the six months to 30 September 2005, revenue from continuing operations under US GAAP was £16,028 million compared with revenue from continuing operations under IFRS of £18,251 million for the same period.  The difference relates to the use of the equity method of accounting under US GAAP rather than the proportionate consolidation of results under IFRS offset by the release of connection revenue deferred prior to the adoption of EITF 00-21 on 1 October 2003, which is required to be recognised over the period a customer is expected to remain connected to the network under US GAAP.

Net loss under US GAAP for the six months to 30 September 2005 was £4,604 million, compared with profit attributable to equity shareholders under IFRS of £2,775 million for the same period.  The difference in the results under US GAAP was mainly driven by higher amortisation charges and equity in earnings of equity method investments, partially offset by income taxes.

The reconciliation of the differences between IFRS and US GAAP is provided in Note 16 to the unaudited Condensed Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The following section should be read in conjunction with the information contained under “Liquidity and Capital Resources” on pages 46 to 50 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2005.

Cash flows

The major sources of Group liquidity in the six months ended 30 September 2005 have been cash generated from operations, dividends from associated undertakings and borrowings through long term debt issuance in the capital markets.  The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations, dividends from associated undertakings and borrowings through long term and short term issuances in the capital markets, as well as committed bank facilities.  Additionally, the Group has a put option in relation to its interest in Verizon Wireless which, if exercised, could provide a material cash inflow.  Please see “Option agreements” at the end of this section.

The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in development of new services and networks, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or dividend payments to minority shareholders in subsidiaries, in particular Vodafone Italy. The timing and amount of tax payments may vary significantly from the amounts provided depending upon the outcome of negotiations with the relevant tax authorities.  The Group is also party to a number of agreements that may result in a cash outflow in future periods.  These agreements are discussed further in “Option agreements” at the end of this section.

Wherever possible, surplus funds in the Group’s controlled operations (except in Albania, Egypt and Romania) are transferred to the centralised treasury department through repayment of borrowings, deposits and dividends.  These are then on-lent or contributed as equity to fund Group operations, used to retire external debt, invested externally or returned to shareholders by way of dividend or share purchases.

Total shareholder returns

The Company provides returns to shareholders through a combination of dividends and share purchases.

Dividends

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.  Accordingly, the directors have declared an interim dividend of 2.20 pence per share, representing a 15% increase over last year’s interim dividend.  The Board has also indicated that it is targeting to achieve a dividend pay-out ratio of 50% for the 2007 financial year, being the declared interim and proposed final dividends per share as a percentage of underlying earnings per share.  The pay-out ratio for the 2005 financial year was 42%.  After taking into account this target, it is still the intention to grow future dividends on an annual basis in line with underlying earnings growth.

The ex-dividend date was 23 November 2005 for ordinary shareholders, the record date for the interim dividend was 25 November 2005 and the dividend is payable on 3 February 2006.  The Company will pay the American Depositary Shares (“ADS”) Depositary, The Bank of New York, the dividend for ADR holders in US dollars.  The dividend payment for ADR holders will be converted to US dollars in advance of the payment date, using the Reuters WMRSPOT rate on 17 January 2006.  Cash dividends to ADR holders will be paid by the ADS Depositary in US dollars.

Share purchase programme

When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.  The Board will continue to consider share purchase programmes, subject to the maintenance of single A credit ratings.

On 24 May 2005, the directors allocated £4.5 billion to the share purchase programme for the year to March 2006.  At the Company’s Annual General Meeting (“AGM”) on 26 July 2005, the Company received shareholder approval to purchase up to 6.4 billion shares through to the next AGM, expected to be held in July 2006.  Shares can be purchased on market on the London Stock Exchange at a price not exceeding 105% of the average middle market quotation for such shares on the five business days prior to the date of purchase and otherwise in accordance with the rules of the Financial Services Authority.  Purchases are made only if accretive to earnings per share, excluding items not related to underlying business performance.

The Board has decided to allocate a further £2 billion to the share purchase programme for the year to March 2006, raising the total allocated for the year to £6.5 billion.  For the period from 1 April 2005 to 14 December 2005, the Company purchased 3,222 million shares at a cost of £4.5 billion.

In addition to ordinary market purchases, the Company has placed irrevocable purchase instructions prior to the start of close periods and in advance of quarterly KPI announcements.

Share purchases since 1 April 2005 were as follows:

Purchases made between	Number of shares purchased Million	Total consideration(1) £ million	Purchase arrangements
1 April and 23 May 2005	406	565	Irrevocable purchase instructions
24 May and 10 July 2005	764	1,049	Ordinary market purchases
11 July to 27 July 2005	225	325	Irrevocable purchase instructions
28 July to 30 September 2005	572	863	Ordinary market purchases
1 April to 30 September 2005	1,967	2,802

1 October to 14 November 2005	440	648	Irrevocable purchase instructions
15 November to 14 December 2005	815	1,043	Ordinary market purchases

(1)          Includes stamp duty and broker commissions

For the period from 1 April 2005 to 30 September 2005, the average share price paid, excluding transaction costs, was 141.7 pence, compared with the average volume weighted market price over the same period of 142.6 pence.  Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985.  At 30 September 2005, 5,517 million shares were held in treasury, which increased to 6,007 million shares at 14 December 2005, taking into account 750 million shares previously held in treasury which were cancelled on 1 December 2005.

Increase in net cash flows from operating activities in the period

During the six months to 30 September 2005, the Group increased its net cash flows from operating activities by 4.4% to £6,084 million and generated £3,695 million of free cash flow, as analysed in the following table:

	Six months to 30 September

	2005 £m	2004 £m	% change

Net cash flows from operating activities	6,084	5,827	4.4
Add: Taxation

	667

		417

Net capital expenditure on intangible assets and property, plant and equipment	(2,570)	(2,515)	2.2
Purchase of intangible fixed assets	(252)	(329)	(23.4)
Purchase of property, plant and equipment	(2,328)	(2,204)	5.6
Disposal of property, plant and equipment	10	18	(44.4)

	4,181	3,729	12.1

Taxation	(667)	(417)	60.0
Dividends received from associated undertakings (1)	375	947	(60.4)
Dividends paid to minority interests in subsidiary undertakings

	(21)

		(18)	16.7

Net interest paid	(173)	(222)	(22.1)
Dividends received from investments	41	18	127.8
Interest received	135	194	(30.4)
Interest paid	(345)	(430)	(19.8)
Interest element of finance leases	(4)	(4)	–

Free cash flow	3,695	4,019	(8.1)

(1)     Six months to 30 September 2005 includes £295 million (2004: £423 million) from the Group’s interest in SFR and £79 million (2004: £447 million) from Verizon Wireless

Vodafone Italy share buy back

On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion), which was subsequently approved by the shareholders of Vodafone Italy.  The buy back took place in two tranches, the first occurred on 24 June 2005 and the second on 7 November 2005.  As a result, Vodafone received €6.1 billion (£4.2 billion) and Verizon Communications Inc. received €1.8 billion (£1.2 billion).  After the transaction, Vodafone and Verizon Communications Inc. shareholdings in Vodafone Italy remained at approximately 77% and 23%, respectively.

Acquisitions and disposals

See “Significant transactions” section on page 20 for details of acquisitions and disposals in the period.

Funding

An analysis of net debt is as follows:

	At 30 September 2005 £m	At 1 April 2005 £m

Short-term borrowings	(2,026)	(2,003)
Long-term borrowings	(13,945)	(13,190)
Debt	(15,971)	(15,193)

Cash and cash equivalents(1)	1,400	3,769
Trade and other receivables(2)	478	329

Net debt	(14,093)	(11,095)

(1)     Cash and cash equivalents in the consolidated cash flow statement is stated net of bank overdrafts of £37 million (2004: £43 million)

(2)     Certain mark to market adjustments on financing instruments are included within trade and other receivables

Reconciliation of movement in net debt:
£m

Net debt at 1 April 2005	(11,095)

Change in net debt resulting from cash flows	(2,190)
Net debt acquired with subsidiary undertakings	(570)
Exchange differences	(141)
Other	(97)

Net debt at 30 September 2005	(14,093)

The Group remains committed to maintaining a solid credit profile, and following a one notch upgrade in the long term credit rating from Standard & Poor in October 2005, holds ratings of P-1/F1/A-1 short term and A2/A/A+ long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.

Commercial paper programmes

The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to be used to meet short term liquidity requirements and which were undrawn on a consolidated basis at 30 September 2005 and 31 March 2005.  The commercial paper facilities are supported by $10.2 billion (£5.8 billion) of committed bank facilities.

Bonds

The Group has a €15 billion Medium Term Note programme and a US shelf programme, both of which are used to meet medium to long term funding requirements.  At 31 March 2005, €9.2 billion was in issue from the Medium Term Note programme.  On 8 August 2005, $750 million of bonds due on 15 September 2015 were issued under the US shelf programme, and on 8 September 2005, £350 million of bonds due on 8 September 2014 were issued under the Medium Term Note programme.

Following the acquisition of MobiFon S.A. and its parent company, MobiFon Holdings B.V., from Telesystem International Wireless Inc. (“TIW”) on 31 May 2005, the Group acquired additional capital market debt with a nominal value of $223 million.  Under a tender offer, which expired on 6 July 2005, MobiFon Holdings B.V. repurchased and cancelled bonds with a nominal value of $16 million for consideration of $20 million, which included $1 million of accrued interest.

As a result of the acquisition of Oskar Mobil a.s., from TIW on 31 May 2005, the Group acquired additional capital market debt with a nominal value of €325 million and drawn credit facilities of CZK3.6 billion and €22 million.  The bonds were redeemed on 7 and 8 July 2005 for a total consideration of €378 million, including accrued interest of €6 million. Credit facilities of €141 million were repaid and cancelled on 30 June 2005.

At 30 September 2005, the Group had capital market debt in issue with a nominal value of £11,325 million.

Committed facilities

The following table summarises the committed bank facilities currently available to the Group.

Committed Bank Facilities	Amounts drawn
29 November 2001
¥225 billion term credit facility, maturing 15 January 2007, entered into by Vodafone Finance K.K. and guaranteed by the Company.	The facility was drawn down in full on 15 October 2002. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.
24 June 2004
$5.5 billion Revolving Credit Facility, maturing 24 June 2009.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.
24 June 2005
$4.7 billion Revolving Credit Facility, maturing 26 June 2012.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

Under the terms and conditions of the $10.2 billion committed bank facilities, lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company.  The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control.  This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility.  As of 30 September 2005, the Company was the sole guarantor.

On 14 December 2005, Vodafone Finance K.K. signed a new ¥258.5 billion term facility, which is guaranteed by the company.  The facility will be drawn down in full on 21 December 2005 and matures on 16 March 2011.  The drawn amount will be used to repay and cancel the existing ¥225 billion facility, with the balance on-lent to the Company for general corporate purposes.  Substantially the same terms and conditions apply to the new facility as to the existing ¥225 billion facility. At signing the Company was the sole guarantor.

In addition, Vodafone Japan has a fully drawn bilateral facility totalling ¥8 billion (£40 million) which expires in January 2007.

Furthermore, three of the Group’s subsidiary undertakings are funded by external facilities which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved.  These facilities may only be used to fund their operations.  Vodafone Egypt has a partly drawn (EGP 0.3 billion (£24.6 million)) syndicated bank facility of EGP 0.9 billion (£88.5 million) that fully expires in September 2007, Vodafone Albania has fully drawn syndicated bank facilities of €60.0 million (£40.9 million) that expire at various dates up to and including October 2012, and MobiFon has a fully drawn syndicated term loan of €200 million (£136.3 million) with the final repayment due on 31 August 2010.

In aggregate, the Group has committed facilities of approximately £7,206 million, of which £5,842 million was undrawn at 30 September 2005.

The Group believes that it has sufficient funding for its expected working capital requirements.

Financial assets and liabilities

Details of the Group’s treasury management and policies are set out below in “Quantitative and Qualitative Disclosures about Market Risk”.

Option agreements

The following section updates the information for option agreements disclosed on pages 49 to 50 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2005 for material changes to those agreements.

Potential cash inflows

As part of the agreements entered into upon the formation of Verizon Wireless, the Company entered into an Investment Agreement with Verizon Communications, Inc. (“Verizon Communications”), formerly Bell Atlantic Corporation, and Verizon Wireless.  Under this agreement, dated 3 April 2000, the Company has the right to require Verizon Communications or Verizon Wireless to acquire interests in the Verizon Wireless partnership from the Company with an aggregate market value of up to $20 billion during certain periods up to August 2007, dependent on the value of the Company’s 45% stake in Verizon Wireless.  This represents a potential source of liquidity to the Group.

Exercise of the option could have occurred in either one or both of two phases.  The Phase I option expired in August 2004 without being exercised.  The Phase II Option may be exercised during the periods commencing 30 days before and ending 30 days after any one or more of 10 July 2005, 10 July 2006 and 10 July 2007.  The Phase II Option also limits the aggregate amount paid to $20 billion and caps the payments under single exercises to $10 billion.  This option was not exercised during the 30 days before and 30 days after 10 July 2005. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the valuation date, by appraisal.  If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

On 1 July 2002, Vodafone awarded share options to all eligible employees in all countries in which the Group then operated, other than Japan and Sweden, under its 1999 Long Term Stock Incentive Plan.  These share options may be exercised from 1 July 2005 until 30 June 2012 at a price of 90 pence per share (92.99 pence per share for participants in Italy).  If all share options are exercised, Vodafone would issue approximately 480 million ordinary shares.  Under these share option awards, Vodafone has issued 224 million shares between 1 July and 30 September for consideration of £203 million, and 12 million shares between 1 October and 14 December for consideration of £11 million.

Potential cash outflows

On 31 December 2003, as part of a restructuring, the Group’s associate investment, SFR, granted a put option to SNCF over SNCF’s 35% shareholding in Cegetel. In conjunction with the merger of Cegetel and neuf telecom on 22 August 2005, SFR paid €436 million to SNCF on exercise of the put option by SNCF.  Accordingly, the call option over SNCF’s 35% shareholding in Cegetel granted by SNCF to SFR expired at this time.

During the 2005 financial year, the Group sold 16.9% of Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%.  It was also agreed that the Group and Telecom Egypt would each contribute a 25.5% shareholding in Vodafone Egypt to a newly formed 50:50 joint venture.  As part of the transaction, Telecom Egypt was granted a put option over its entire 25.5% interest in Vodafone Egypt, giving Telecom Egypt the right to put its shares back to the Group at fair market value.  This right remains for as long as the Group owns 20% or more of Vodafone Egypt.  Due to the expiry of the long-stop date for the completion of the share contribution mentioned above, the main provisions of the joint venture agreement between the Group and Telecom Egypt terminated on 1 November 2005.  However, the parties remain under an obligation to use reasonable endeavours to agree a new joint venture agreement whereby the rights and obligations of the parties are substituted mutatis mutandis to accommodate the situation where the parties own direct shareholdings in Vodafone Egypt (as opposed to holding such interests indirectly).

Off-balance sheet arrangements

The Group does not use off-balance sheet arrangements as a source of liquidity, capital resources, market risk support, credit risk support or for other financing purposes or benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.  Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors, most recently on 18 January 2005.  A Treasury Risk Committee, comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Treasurer, Group Financial Controller and Director of Financial Reporting, meets quarterly to review treasury activities and management information relating to treasury activities.  In accordance with the Group treasury policy, a quorum for meetings is four members and either the Group Chief Financial Officer or Group General Counsel and Company Secretary must be present at each meeting.  The Group accounting function, which does not report to the Group Treasurer, provides regular update reports of treasury activity to the Board of directors.  The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel.  The Group’s internal auditors review the internal control environment regularly.  There has been no significant change during the six months to 30 September 2005, or subsequently, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements.  These borrowings, together with cash generated from operations, are on-lent or contributed as equity to certain subsidiaries.  The Board of directors has approved three debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associates of undertakings) to net debt.

These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies, being Moody’s, Fitch Ratings and Standard & Poor’s.

Interest rate management

The Group’s main interest rate exposures are to euro and yen and, to a lesser extent, US dollar and sterling interest rates.  Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which case interest rates are fixed.  In addition, fixing is required to be undertaken for longer periods when interest rates are statistically low.  The amount on which interest rates are fixed is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements.

At 30 September 2005, 14% (30 September 2004: 15%) of the Group’s gross borrowings were fixed for a period of at least one year.  Under IFRS, a one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2005 would increase profit before taxation by approximately £34 million, including mark to market revaluations of interest rate and other derivatives.  The interest rate management policy has remained unaffected by the acquisitions completed during the financial year.

Foreign exchange management

As Vodafone’s primary listing is on the London Stock Exchange, its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cashflows, principally in euro, yen, sterling and US dollars, the Group has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels.

The Group also maintains the currency of debt and interest charges in proportion with its expected future principal multi-currency cash flows.  As such, at 30 September, 122% of net debt was denominated in currencies other than sterling (78% euro, 27% yen, 14% US dollar and 3% other), whilst 22% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via share purchases and dividends.  This allows debt to be serviced in proportion to expected future cashflows and, therefore, provides a partial hedge against profit and loss account translation exposure, as interest costs will be denominated in foreign currencies.  A relative weakening in the value of sterling against certain currencies in which the Group maintains debt has resulted in an increase in net debt of £141 million from currency translation differences.

When the Group’s international net earnings for the six months to 30 September 2005 are retranslated assuming a 10% strengthening of sterling against all exchange rates, the operating profit for the period would be reduced by £378 million (6 months to 30 September 2004: £397 million), and would be increased by £462 million (2004: £485 million) if sterling weakened by 10%.

Counterparty risk management

Cash deposits and other financial instrument transactions give rise to credit risks on the amounts due from counterparties.  The Group regularly monitors these risks and the credit ratings of its counterparties and, by policy, limits the aggregate credit and settlement risk it may have with one counterparty.  While these counterparties may expose the Group to credit losses in the event of non-performance, it considers the possibility of material loss to be acceptable because of these control procedures.

TREND INFORMATION

Please see definition of terms on page 17 and disclosure regarding forward looking statements on page 2.

These expectations exclude the impact of recently announced transactions in India, Sweden, South Africa and Turkey as their completion is subject to certain conditions.

For the year ending 31 March 2006 (“2006 financial year”)

Group capitalised fixed asset additions are anticipated to be in the £5.0 billion to £5.4 billion range, including expenditure in Romania and the Czech Republic.

The Group continues to expect free cash flow to be within the £6.5 billion to £7.0 billion range previously indicated, including free cash flow from Romania and the Czech Republic.

Share purchases by the Group are targeted to be approximately £6.5 billion.

For the year ending 31 March 2007 (“2007 financial year”)

Group capitalised fixed asset additions, including those in Romania and the Czech Republic, are likely to be slightly higher than in the 2006 financial year, with further investment in 3G coverage and commencement of the Group’s rollout of HSDPA.

The effective tax rate for the year is expected to increase due to a reduced level of one-off restructuring opportunities.  It is also expected that there will be a significant increase in cash tax payments as a number of long standing tax issues are expected to reach resolution.

As a result of the above factors, the Group expects free cash flow to be lower than that anticipated for the 2006 financial year.

Other

The section titled “One Vodafone” on page 20 provides additional forward looking statements in relation to the expected future benefits of One Vodafone initiatives on revenue, capital expenditure and operating expenditure.

USE OF NON-GAAP FINANCIAL INFORMATION

Free cash flow

In presenting and discussing the Group’s reported results, free cash flow is calculated and presented on the basis of methodologies other than in accordance with IFRS.  The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•                  free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations.  Free cash flow does not include items determined independently of the ongoing business or financing activities, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals and the level of equity dividends.  In addition, it does not necessarily reflect the amounts which the Group has an obligation to incur.  However, it does reflect the cash available for such discretionary activities, to strengthen the balance sheet or to provide returns to shareholders in the form of dividends or share purchases;

•                  free cash flow facilitates comparability of results with other companies, although the Group’s measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•                  it is used by management for planning, reporting and incentive purposes; and

•                  it is useful in connection with discussion with the investment analyst community and the debt rating agencies.

A reconciliation of net cash flows from operating activities, the closest equivalent GAAP measure, to free cash flow is shown on page 30.

Net debt

In presenting and discussing the Group’s liquidity position, net debt is calculated.  There is no definition of net debt within IFRS.  The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

•                  net debt allows the Company and external parties to evaluate the Group’s overall liquidity position;

•                  net debt facilitates comparability of liquidity with other companies, although the Group’s measure of net debt may not be directly comparable to similarly titled measures used by other companies;

•                  it is used by management for planning and reporting purposes; and

•                  it is used in discussions with the investment analyst community and the debt rating agencies.

A reconciliation of short-term and long-term borrowings, the closest equivalent GAAP measure, to net debt is shown on page 31.

Presentation of other revenue in discussion of trading results

The discussion of the trading results of the Group and key markets on pages 5 to 16 presents the cost of sales related to acquisition and retention costs net of revenue attributable to these activities.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.  This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire and retain customers to prior periods and internal forecasts.  “Net other revenue”, “Net acquisition costs” and “Net retention costs” as used in the trading results are defined on page 17.  Reconciliation of “Net other revenue” to the closest equivalent GAAP measure, revenue, and “Net acquisition costs” and “Net retention costs” to their closest equivalent GAAP measure, gross acquisition and retention costs, are shown below.

Mobile telecommunications		Germany	Italy	Japan	Spain	United Kingdom	Other Mobile Operations
	£m	£m	£m	£m	£m	£m	£m
Six months to 30 September 2005
Net other revenue	259	49	5	7	1	68	62
Acquisition and retention revenue	1,800	103	76	993	170	183	275
Other revenue	2,059	152	81	1,000	171	251	337
Total service revenue	15,641	2,761	2,159	2,704	1,797	2,317	4,104
Revenue	17,700	2,913	2,240	3,704	1,968	2,568	4,441

Six months to 30 September 2004
Net other revenue	290	69	5	11	1	93	51
Acquisition and retention revenue	1,594	103	83	833	127	187	259
Other revenue	1,884	172	88	844	128	280	310
Total service revenue	14,431	2,636	2003	2,845	1,426	2,283	3,402
Turnover	16,315	2,808	2,091	3,689	1,554	2,563	3,712

Mobile telecommunications		Germany	Italy	Japan	Spain	United Kingdom	Other Mobile Operations
	£m	£m	£m	£m	£m	£m	£m
Six months to 30 September 2005
Net acquisition costs	1,078	179	39	294	123	216	228
Net retention costs	1,143	180	41	460	114	199	149
Acquisition and retention revenue	1,800	103	76	993	170	183	275
Gross acquisition and retention costs	4,021	462	156	1,747	407	598	652

Six months to 30 September 2004
Net acquisition costs	1,007	166	29	322	115	186	189
Net retention costs	900	157	31	320	75	198	119
Acquisition and retention revenue	1,594	103	83	833	127	187	259
Gross acquisition and retention costs	3,501	426	143	1,475	317	571	567

Organic growth

The Group believes that “organic growth” provides additional information on underlying growth trends to investors and other interested parties.  This measure is used by the Group for internal performance analysis.  The term “organic” is not a defined term under IFRS or US GAAP, and may not therefore be comparable with similarly titled measures reported by other companies.  It is not intended to be a substitute for, or superior to, reported growth.  Reconciliation of organic growth to reported growth is shown below.

		Organic growth %	Impact of foreign exchange %	Impact of acquisitions and disposals %	Reported growth %
Revenue
Total		6.4	1.4	1.2	9.0
Mobile telecommunications	Voice revenue	3.9	1.5	1.6	7.0
	Non-voice revenue	12.2	1.5	1.2	14.9
	Total service revenue	5.4	1.5	1.5	8.4
Other mobile operations	Total revenue	10.9	3.3	5.4	19.6

Interconnect costs		6.2	1.7	1.9	9.8

	Organic growth %	Impact of foreign exchange %	Impact of acquisitions and disposals %	Reported growth in non-GAAP measure %	Impact of growth in other operations %	Impact of items not related to underlying business performance %	Reported growth in equivalent GAAP measure(2) %
Adjusted operating profit
Mobile telecommunications operating profit(1)	3.7	1.4	(0.8)	4.3	0.2	(10.4)	(5.9)
Operating profit(1)	3.9	1.3	(0.7)	4.5		(10.4)	(5.9)
Other mobile operations operating profit(1)	4.5	2.9	0.4				7.8

(1)          Adjusted operating profit is stated before items not related to underlying business performance.

(2)          Closest equivalent GAAP measure is Operating profit

Presentation of adjusted operating profit measures

The Group presents adjusted operating profit for the Group and the Group’s reported business segments, being mobile telecommunications and other operations.  The Group believes that it is both useful and necessary to report these measures for the following reasons:

•                  these measures are used by the Group for internal performance analysis as they exclude the effects of one-off items not reflecting underlying business performance;

•                  the presentation by the Group’s reported business segments of these measures facilitates comparability with other companies, although the Group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and

•                  it is useful in connection with discussion with the investment analyst community and debt rating agencies.

Adjusted operating profit for the Group presents operating profit before taking into account certain items that are not related to the underlying business performance, details of which are included in Note 6 to the unaudited Consolidated Financial Statements.

These measures are not defined under IFRS or US GAAP, and may not therefore be comparable with similarly titled profit measurements reported by other companies.  They are not intended to be a substitute for, or superior to, GAAP measurements of profit.  Reconciliation of these measures to the closest equivalent GAAP measure, Operating profit, is provided in Note 3 to the unaudited Condensed Consolidated Financial Statements.

Other

Certain of the statements within the section titled “Trend Information” on page 35, contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Six months to 30 September 2005 £m (unaudited)	Six months to 30 September 2004 £m (unaudited)	Year ended 31 March 2005 £m (unaudited)

Revenue	18,251	16,742	34,073

Cost of sales	(11,408)	(10,410)	(21,464)

Gross profit	6,843	6,332	12,609

Selling and distribution expenses	(1,167)	(1,013)	(2,046)
Administrative expenses	(1,871)	(1,638)	(3,526)
Share of result in associated undertakings	1,187	1,078	1,980
Other income and expense	(515)	-	(475)

Operating profit	4,477	4,759	8,542

Non-operating income and expense	1	16	6
Investment income	259	321	581
Financing costs	(630)	(556)	(1,178)

Profit before taxation	4,107	4,540	7,951

Tax on profit	(1,289)	(857)	(1,433)

Profit for the period	2,818	3,683	6,518

Attributable to:
– Equity shareholders	2,775	3,615	6,410
– Minority interests	43	68	108

Earnings per share:
– Basic	4.36p	5.40p	9.68p
– Diluted	4.35p	5.39p	9.65p

The accompanying notes are an integral part of these Condensed Consolidated financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2005 £m (unaudited)	Six months to 30 September 2004 £m (unaudited)	Year ended 31 March 2005 £m (unaudited)

Gains on revaluation of available-for-sale investments	572	28	106
Exchange differences on translation of foreign operations	448	2,067	1,488
Actuarial losses on defined benefit pension schemes	–	(38)	(79)

Net income recognised directly in equity	1,020	2,057	1,515

Profit for the period	2,818	3,683	6,518

Total recognised income and expense relating to the period	3,838	5,740	8,033

Attributable to:
– Equity shareholders	3,784	5,706	7,958
– Minority interests	54	34	75

CONSOLIDATED BALANCE SHEET

	30 September 2005 £m (unaudited)	30 September 2004 £m (unaudited)	31 March 2005 £m (unaudited)

Non-current assets
Intangible assets	97,792	97,958	97,139
Property, plant and equipment	17,844	17,230	17,451
Investments in associated undertakings	22,063	20,921	20,234
Other investments	1,859	1,157	1,181
Deferred tax assets	973	1,195	1,184
Trade and other receivables	236	267	221
	140,767	138,728	137,410
Current assets
Inventory	536	424	440
Taxation recoverable	68	–	38
Trade and other receivables	6,068	5,680	5,449
Cash and cash equivalents	1,400	4,704	3,769
	8,072	10,808	9,696

Total assets	148,839	149,536	147,106

Equity
Called up share capital	4,292	4,283	4,286
Share premium account	52,401	52,202	52,284
Own shares held	(7,608)	(2,873)	(5,121)
Additional paid in capital	100,100	100,020	100,081
Accumulated other recognised income and expense	2,790	2,324	1,781
Retained losses	(38,204)	(41,043)	(39,511)
Total equity shareholders’ funds	113,771	114,913	113,800

Minority interests	(115)	185	(152)

Total equity	113,656	115,098	113,648

Non-current liabilities
Long-term borrowings	13,945	13,519	13,190
Deferred tax liabilities	5,241	5,336	4,849
Post employment benefits	128	210	124
Provisions for other liabilities and charges	340	358	319
Other payables	469	281	390
	20,123	19,704	18,872
Current liabilities
Short-term borrowings	2,026	2,670	2,003
Current taxation liabilities	4,639	4,522	4,353
Trade payables and other payables	8,212	7,387	8,002
Provisions for other liabilities and charges	183	155	228
	15,060	14,734	14,586

Total equity and liabilities	148,839	149,536	147,106

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Six months to 30 September 2005 £m (unaudited)	Six months to 30 September 2004 £m (unaudited)	Year ended 31 March 2005 £m (unaudited)

Net cash flows from operating activities	6,084	5,827	10,979

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and jointly controlled entities, net of cash acquired	(1,887)	(2,391)	(2,461)
Disposal of interests in subsidiary undertakings, net of cash disposed	–	226	444
Purchase of intangible fixed assets	(252)	(329)	(699)
Purchase of property, plant and equipment	(2,328)	(2,204)	(4,279)
Purchase of investments	(1)	(10)	(19)
Disposal of property, plant and equipment	10	18	68
Disposal of investments	1	4	22
Loans to businesses sold or acquired businesses held for sale	–	-	110
Dividends received from associated undertakings	375	947	1,896
Dividends received from investments	41	18	19
Interest received	135	194	339

Net cash flows from investing activities	(3,906)	(3,527)	(4,560)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	274	40	115
Proceeds from issue of borrowings	765	–	–
Repayment of borrowings	(1,121)	(683)	(1,824)
Loans repaid to associated undertakings	(47)	(2)	(2)
Purchase of treasury shares	(2,750)	(1,757)	(4,053)
Equity dividends paid	(1,382)	(728)	(1,991)
Dividends paid to minority shareholders in subsidiary undertakings	(21)	(18)	(32)
Interest paid	(345)	(430)	(736)
Interest element of finance leases	(4)	(4)	(8)

Net cash flows from financing activities	(4,631)	(3,582)	(8,531)

Net decrease in cash and cash equivalents	(2,453)	(1,282)	(2,112)

Cash and cash equivalents at beginning of the period	3,726	5,809	5,809
Exchange gain on cash and cash equivalents	90	55	29

Cash and cash equivalents at end of the period	1,363	4,582	3,726

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

1.                                      Basis of preparation

Financial information for the year ending 31 March 2005 and for the six months ended 30 September 2004, presented as comparative figures in this report, has been restated from UK GAAP in accordance with International Financial Reporting Standards (“IFRS”)  (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group) and on the basis set out in the accounting policies below.  This restated IFRS information was first published in press releases issued on 20 January 2005, 18 March 2005 and 12 July 2005.

The Company will adopt IFRS for the first time in its financial statements for the year ending 31 March 2006, which will include comparative financial statements for the year ended 31 March 2005.  IFRS 1 “First-time Adoption of International Financial Reporting Standards” requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements.  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements.  The accompanying Condensed Consolidated Financial Statements for the six months ended 30 September 2005 have been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at 15 December 2005.  The IASB standards and IFRIC interpretations that will be applicable at 31 March 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these Condensed Consolidated Financial Statements.  As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.

The significant accounting policies used in preparing this information are set out in Note 2.

The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period.  Actual results could vary from these estimates.  The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The interim financial data as of 30 September 2005 and for the six months ended 30 September 2005 and 30 September 2004 include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

Amounts in the Condensed Consolidated Financial Statements are stated in pounds sterling (£), unless otherwise stated.

2.                                      Significant accounting policies

Basis of consolidation

The interim results incorporate the financial statements of the Company and entities controlled, both unilaterally and jointly, by the Company.

Accounting for subsidiaries

A subsidiary is an entity controlled by the Company.  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.  Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein.  Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination.  Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2                                         Significant accounting policies (continued)

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method.  The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

The Group reports its interests in jointly controlled entities using proportionate consolidation.  The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the interim results on a line-by-line basis.

Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.  Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the interim results using the equity method of accounting.  Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment.  Losses of an associate in excess of the Group’s interest in that associate are not recognised.  Additional losses are provided for, and a liability is recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill.  The goodwill is included within the carrying amount of the investment.

Intangible assets

Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition.  Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not subject to amortisation but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal.

Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Licence and spectrum fees

Licence and spectrum fees are stated at cost less accumulated amortisation.  The amortisation periods range from 3 to 25 years and are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies.  Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of service of the network.

The licences of the Group’s associated undertaking, Verizon Wireless, are indefinite lived assets as they are subject to perfunctory renewal.  Accordingly they are not subject to amortisation but are tested annually for impairment, or when indicators exist that the carrying value is not recoverable.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2                                         Significant accounting policies (continued)

Computer software

Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software.  These costs are amortised over their estimated useful lives, being 3 to 5 years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets.  Direct costs include software development employee costs and directly attributable overheads.

Software integral to a related item of hardware equipment is accounted for as property, plant and equipment.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group’s development activity is recognised only if all of the following conditions are met:

–                                         an asset is created that can be separately identified;

–                                         it is probable that the asset created will generate future economic benefits; and

–                                         the development cost of the asset can be measured reliably.

Internally-generated intangible assets are amortised on a straight-line basis over their estimated useful lives.  Where no internally-generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Other intangible assets

Other intangible assets with finite lives are stated at cost less accumulated amortisation and impairment losses.  Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use.  The estimated useful lives are as follows:

Brands	1 - 10 years

Customer bases	3 - 8 years

Property, plant and equipment

Land and buildings held for use are stated in the balance sheet at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment loss.  Depreciation of these assets commences when the assets are ready for their intended use.

Fixtures and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost or valuation of assets, other than land and properties under construction using the straight-line method, over their estimated useful lives as follows:

Freehold buildings	25 - 50 years

Leasehold premises	the term of the lease

Equipment, fixtures and fittings	3 - 10 years

Depreciation is not provided on freehold land.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of assets

Indefinite lived assets

Goodwill and other assets that have an indefinite useful life are not subject to amortisation but are tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units.  If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.  An impairment loss recognised for goodwill is not reversed in a subsequent period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2                                         Significant accounting policies (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Property, plant and equipment and finite lived intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognised immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognised immediately in the income statement.

Inventory

Inventory is stated at the lower of cost and net realisable value.  Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Revenue

Group revenue comprises revenue of the Company and its subsidiary undertakings plus the Group’s share of the revenue of its joint ventures and excludes sales taxes and discounts.

Revenue from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting users of other fixed line and mobile networks to the Group’s network, revenue from the sale of equipment, including handsets and revenue arising from agreements entered into with partner networks.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recognised as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued and unearned revenue from services provided in periods after each accounting period deferred.  Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires.

Other revenue from mobile telecommunications primarily comprises equipment sales, which are recognised upon delivery to customers, and customer connection revenue.  Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer.  Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

Revenue from data services and information provision is recognised when the Group has performed the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Revenue from other businesses primarily comprises amounts charged to customers of the Group’s fixed line businesses, mainly in respect of access charges and line usage, invoiced and recorded as part of a periodic billing cycle.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee.  All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease.  The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.  Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised in the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.  Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2                                         Significant accounting policies (continued)

Foreign currencies

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions.  At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rate prevailing on the date when fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period.  Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity.  For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing on the balance sheet date.  Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity.  Such translation differences are recognised in the income statement in the period in which a foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

In respect of all foreign operations, any exchange differences that have arisen before 1 April 2004, the date of transition to IFRS, are deemed to be nil and will be excluded from the determination of any subsequent profit or loss on disposal.

Borrowing costs

All borrowing costs are recognised in the income statement in the period in which they are incurred.

Retirement benefits

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet.  Actuarial gains and losses arising in the year are taken to the Statement of Recognised Income and Expense.  For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements.  The interest cost less the expected return on assets is also charged to the income statement.  The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations as appropriate.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due.

Cumulative actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, have been recognised in the balance sheet.

Taxation

Income tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable or recoverable is based on taxable profit for the year.  Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible.  The Group’s liability for current tax is calculated using UK and foreign tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the balance sheet liability method.  Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.  Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2                                         Significant accounting policies (continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the tax is also recognised directly in equity.

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The Group has applied the requirements of IFRS to financial instruments for all periods presented and has not taken advantage of any exemptions available to first time adopters of IFRS in this respect.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.  An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.  The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Capital market and bank borrowings

Interest-bearing loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.  Any difference between the proceeds net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowing.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates.

The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy.  The Group does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are subsequently re-measured to fair value at each reporting date. The Group designates certain derivatives as either:

i.                                          hedges of the change of fair value of recognised assets and liabilities (“fair value hedges”); or

ii.                                       hedges of highly probable forecast transactions (“cash flow hedges”); or

iii.                                    hedges of net investments in foreign operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2                                         Significant accounting policies (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

Fair value hedges

The Group’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings.  The Group designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective.  The ineffective portion is recognised immediately in the income statement.

Cash flow hedges

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement.  The Group’s policy with respect to hedging the foreign currency risk of a firm commitment is to designate it as a cash flow hedge.  If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability.  For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the income statement.

Net investment hedges

Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. Any ineffectiveness is recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation.  Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Share-based payments

The Group issues equity-settled share-based payments to certain employees.  Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using a binomial pricing model which is calibrated using a Black-Scholes framework.  The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group has applied the provisions of IFRS 2: Share-based Payments to all equity instruments granted but not fully vested at 1 April 2004, the date of transition to IFRS.

Advertising costs

Expenditure on advertising is written off in the year in which it is incurred.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

3.                                      Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products.  Other operations primarily comprise fixed line telecommunications businesses.  Analyses of revenue and total Group operating profit/(loss) by geographical region and class of business are as follows:

Six months to 30 September 2005

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(3) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m

Mobile telecommunications:
Germany(1)	2,913	2,913	-	-		(29)	2,884	(52)	2,832
Italy(1)	2,240	-	2,240	-		(25)	2,215	-	2,215
Japan(1)	3,704	3,704	-	-		(1)	3,703	-	3,703
Spain(1)	1,968	1,968	-	-		(59)	1,909	-	1,909
UK(1)	2,568	2,568	-	-		(29)	2,539	-	2,539
Americas(1)	-	-	-	-		-	-	-	-
Other mobile(1)	4,441	3,826	632	(17)		(53)	4,388	-	4,388
Common functions					70	(8)	62	-	62
Total	17,834	14,979	2,872	(17)	70	(204)	17,700	(52)	17,648

Other operations:
Germany(1)	622	622	-	-		-	622	(19)	603
Other(1)	-	-	-	-		-	-	-	-
Total	622	622	-	-		-	622	(19)	603
	18,456	15,601	2,872	(17)	70	(204)	18,322	(71)	18,251

	Segment Result(2) £m	Subsidiaries £m	Joint ventures £m	Common functions(3) £m	Associates £m	Operating profit £m	Items not reflecting underlying business performance(4) £m	Adjusted operating profit(5) £m

Mobile telecommunications:
Germany(1)	775	775	-		-	775	-	775
Italy(1)	923	-	923		-	923	-	923
Japan(1)	191	191	-		-	191	-	191
Spain(1)	529	529	-		-	529	-	529
UK(1)	320	320	-		-	320	-	320
Americas(1)	-	-	-		772	772	-	772
Other mobile(1)	361	191	170		432	793	496	1,289
Common functions				153		153	-	153
Total	3,099	2,006	1,093	153	1,204	4,456	496	4,952

Other operations:
Germany(1)	38	38	-		-	38	-	38
Other(1)	-	-	-		(17)	(17)	-	(17)
Total	38	38	-		(17)	21	-	21
	3,137	2,044	1,093	153	1,187	4,477	496	4,973

(1)	Reportable segments
(2)	The segment result is a required disclosure under IAS 14 “Segmental Reporting”
(3)	Common functions represents revenue from Partner Markets and unallocated central Group income and expenses
(4)

Comprises £515 million in respect of the impairment to the carrying value of goodwill relating to Vodafone Sweden offset by £19 million of non-operating income in relation to the Group’s associated undertakings

(5)	Adjusted operating profit is used by management to review performance of the Group’s reportable segments

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

3.                                      Segmental and other analyses (continued)

Six months to 30 September 2004

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(3) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m

Mobile telecommunications:
Germany(1)	2,808	2,808	-	-		(25)	2,783	(51)	2,732
Italy(1)	2,091	-	2,091	-		(19)	2,072	-	2,072
Japan(1)	3,689	3,689	-	-		-	3,689	-	3,689
Spain(1)	1,554	1,554	-	-		(47)	1,507	-	1,507
UK(1)	2,563	2,563	-	-		(24)	2,539	-	2,539
Americas(1)	-	-	-	-		-	-	-	-
Other mobile(1)	3,712	3,176	548	(12)		(45)	3,667	-	3,667
Common functions					58		58		58
Total	16,417	13,790	2,639	(12)	58	(160)	16,315	(51)	16,264

Other operations:
Germany(1)	505	505	-	-		-	505	(27)	478
Other(1)	-	-	-	-		-	-	-	-
Total	505	505	-	-		-	505	(27)	478
	16,922	14,295	2,639	(12)	58	(160)	16,820	(78)	16,742

	Segment Result(2) £m	Subsidiaries £m	Joint ventures £m	Common functions(3) £m	Associates £m	Operating profit £m	Items not reflecting underlying business performance £m	Adjusted operating profit(4) £m

Mobile telecommunications:
Germany(1)	779	779	-		-	779	-	779
Italy(1)	844	-	844		-	844	-	844
Japan(1)	423	423	-		-	423	-	423
Spain(1)	397	397	-		-	397	-	397
UK(1)	396	396	-		-	396	-	396
Americas(1)	-	-	-		738	738	-	738
Other mobile(1)	850	717	133		346	1,196	-	1,196
Common functions				(25)		(25)	-	(25)
Total	3,689	2,712	977	(25)	1,084	4,748	-	4,748

Other operations:
Germany(1)	17	17	-		-	17	-	17
Other(1)	-	-	-		(6)	(6)	-	(6)
Total	17	17	-		(6)	11	-	11
	3,706	2,729	977	(25)	1,078	4,759	-	4,759

(1)               Reportable segments

(2)               The segment result is a required disclosure under IAS 14 “Segmental Reporting”

(3)               Common functions represents revenue from Partner Markets and unallocated central Group income and expenses

(4)               Adjusted operating profit is used by management to review performance of the Group’s reportable segments

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

3.                                      Segmental and other analyses (continued)

Year ended 31 March 2005

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(3) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m

Mobile telecommunications:
Germany(1)	5,684	5,684	-	-		(51)	5,633	(110)	5,523
Italy(1)	4,273	-	4,273	-		(36)	4,237	-	4,237
Japan(1)	7,396	7,396	-	-		(1)	7,395	-	7,395
Spain(1)	3,261	3,261	-	-		(80)	3,181	-	3,181
UK(1)	5,065	5,065	-	-		(47)	5,018	-	5,018
Americas(1)	-	-	-	-		-	-	-	-
Other mobile(1)	7,637	6,474	1,184	(21)		(84)	7,553	-	7,553
Common functions					123	(5)	118	(1)	117
Total	33,316	27,880	5,457	(21)	123	(304)	33,135	(111)	33,024

Other operations:
Germany(1)	1,095	1,095	-	-		-	1,095	(46)	1,049
Other(1)	-	-	-	-		-	-	-	-
Total	1,095	1,095	-	-		-	1,095	(46)	1,049
	34,411	28,975	5,457	(21)	123	(304)	34,230	(157)	34,073

	Segment Result(2) £m	Subsidiaries £m	Joint ventures £m	Common functions(3) £m	Associates £m	Operating profit £m	Items not reflecting underlying business performance(4) £m	Adjusted operating profit(5) £m

Mobile telecommunications:
Germany(1)	1,473	1,473	-		-	1,473	-	1,473
Italy(1)	1,694	-	1,694		-	1,694	-	1,694
Japan(1)	664	664	-		-	664	-	664
Spain(1)	775	775	-		-	775	-	775
UK(1)	779	779	-		-	779	-	779
Americas(1)	-	-	-		1,354	1,354	-	1,354
Other mobile(1)	1,198	893	305		671	1,869	475	2,344
Common functions				(85)		(85)	–	(85)
Total	6,583	4,584	1,999	(85)	2,025	8,523	475	8,998

Other operations:
Germany(1)	64	64	-		-	64	-	64
Other(1)	-	-	-		(45)	(45)	-	(45)
Total	64	64	-		(45)	19	-	19
	6,647	4,648	1,999	(85)	1,980	8,542	475	9,017

(1)               Reportable segments

(2)               The segment result is a required disclosure under IAS 14

(3)               Common functions represents revenue from Partner Markets and unallocated central Group income and expenses

(4)               Impairment to the carrying value of goodwill relating to Vodafone Sweden

(5)               Adjusted operating profit is used by management to review performance of the Group’s reportable segments

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

4                                         Other income and expense

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Impairment of carrying value of goodwill of Vodafone Sweden	515	-	475

The impairment of the carrying value of goodwill of Vodafone Sweden in the six months to 30 September 2005 results from the recent fierce competition in the Swedish market combined with onerous 3G licence obligations.  Vodafone Sweden represents the Group’s entire business operation in Sweden and forms part of the Group’s Other Mobile Operations, which is a reportable segment.

The recoverable amount of Vodafone Sweden is the fair value less costs to sell, reflecting the announcement on 31 October 2005 that the Group’s 100% interest in Vodafone Sweden is to be sold for €1,035 million (£704 million), including net debt of £44 million to be assumed by the purchaser.  The sale is expected to be completed by 31 December 2005, subject to EU regulatory approval.

The following table shows the values of the major classes of assets and liabilities to be disposed of:

	30 September 2005 £m	30 September 2004 £m	31 March 2005 £m

Cash and cash equivalents	–	5	7
Other current assets	152	162	158
Current assets	152	167	165

Intangible assets	169	1,186	706
Property, plant and equipment	576	617	620
Other non-current assets	5	–	3
Total assets	902	1,970	1,494

Bank overdrafts	–	(4)	(3)
Current liabilities	(156)	(108)	(154)
Long-term borrowings	–	(21)	(20)
Deferred tax liabilities	(77)	(93)	(87)
Other non-current liabilities	(8)	(8)	(8)
Total liabilities	(241)	(234)	(272)
Net assets	661	1,736	1,222

5                                         Taxation

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

United Kingdom corporation tax charge at 30% (2004: 30%)
Current year	41	67	339
Adjustments in respect of prior years	–	(26)	(79)

Overseas corporation tax
Current year	1,019	1,086	1,949
Adjustments in respect of prior years	(182)	–	(196)

Total current tax charge	878	1,127	2,013

Deferred tax:
United Kingdom deferred tax	41	165	168
Overseas deferred tax(1)	370	(435)	(748)
Deferred tax charge/(credit)	411	(270)	(580)

Total tax charge	1,289	857	1,433

(1)              Deferred tax for the year ended 31 March 2005 includes a £599 million credit (£303 million for the 6 months ended 30 September 2004) in respect of losses in Vodafone Holdings K.K. which became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

6                                         Earnings per share

	Six months to 30 September 2005	Six months to 30 September 2004	Year ended 31 March 2005

Weighted average number of shares for basic EPS (millions)	63,694	66,915	66,196
Weighted average number of shares for diluted EPS (millions)	63,842	67,102	66,427

Earnings for basic and diluted earnings per share	2,775	3,615	6,410

Basic earnings per share	4.36p	5.40p	9.68p
Diluted basic earnings per share	4.35p	5.39p	9.65p

Basic earnings per share is stated inclusive of the following items:	£m	£m	£m

Items not related to underlying business performance:
- Other income and expense(1)	515	-	475
- Share of associated undertakings’ non-operating income	(19)	-	-
- Non-operating income and expense	(1)	(16)	(6)
- Net financing costs in relation to the put option held by Telecom Egypt(2)	151	-	67
- Deferred tax asset recognised on shareholder and regulatory approval of the merger of Vodafone K.K. and Vodafone Holdings K.K.(3)	-	(303)	(599)
- Tax on items not related to underlying business performance	-	-	3
- Items not related to underlying business performance attributable to minority interests	-	13	21

	Pence per share	Pence per share	Pence per share

Items not related to underlying business performance:
- Other income and expense(1)	0.81	–	0.72
- Share of associated undertakings’ non-operating income	(0.03)	–	–
- Non-operating income and expense	(0.00)	(0.02)	(0.01)
- Net financing costs in relation to the put option held by Telecom Egypt(2)	0.24	–	0.10
- Deferred tax asset recognised on shareholder and regulatory approval of the merger of Vodafone K.K. and Vodafone Holdings K.K.(3)	–	(0.45)	(0.91)
- Tax on items not related to underlying business performance	–	–	0.00
- Items not related to underlying business performance attributable to minority interests	–	0.02	0.03

The following are the principal items not related to underlying business performance:

(1)	Other income and expense comprises an impairment to the carrying value of the goodwill of Vodafone Sweden of £515 million (year ended 31 March 2005: £475 million).

(2)

During the 2005 financial year, the Group sold 16.9% of Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%. It was also agreed that the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt shares to a newly formed 50:50 joint venture.   As part of the transaction, Telecom Egypt was granted an option over its 25.5% indirect interest in Vodafone Egypt, giving Telecom Egypt the right to put its shares back to the Group at fair market value. This right remains for as long as the Group owns in excess of 20% of Vodafone Egypt.

Under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ the put option held by Telecom Egypt is classified as a financial liability, held at deemed fair value on the Group’s consolidated balance sheet, with movements recognised in the consolidated income statement. Fair value movements are determined by the reference to the quoted share price of Vodafone Egypt. The right to receive the indirect interest in Vodafone Egypt in the event of exercise of the put option is accounted for separately from the financial liability.

For the year ended 31 March 2005, a liability of £356 million was established at the inception of the option which has been classified as forming part of net debt and a further charge of £67 million was recognised in the income statement.  For the six months ended 30 September 2005, a further charge of £151 million was recognised.

The valuation of this option is inherently unpredictable and changes in the fair value of this financial liability could have a material impact on the future results and financial position of Vodafone.

(3)

In the year ended 31 March 2005, tax losses in Vodafone Holdings K.K. became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.  The tax credit was recognised following shareholder and regulatory approval of the transaction.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

7                                         Dividends

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Equity dividends on ordinary shares:

Declared and paid during the period:

Final dividend for the year ended 31 March 2005: 2.16 pence per share (2004: 1.0780 pence per share)	1,395	728	728
Interim dividend for the year ended 31 March 2005: 1.91 pence per share	-	-	1,263
	1,395	728	1,991

Proposed or declared but not recognised as a liability:

Final dividend for the year ended 31 March 2005: 2.16 pence per share	-	-	1,395
Interim dividend for the year ending 31 March 2006: 2.20 pence per share (2005: 1.91 pence per share)	1,376	1,263	-
	1,376	1,263	1,395

8                                         Reconciliation of net cash flows to operating activities

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Profit for the period	2,818	3,683	6,518
Adjustments for
Tax on profit	1,289	857	1,433
Depreciation and amortisation	2,871	2,607	5,517
Loss on disposal of property, plant and equipment	35	32	162
Non operating income and expense	(1)	(16)	(6)
Investment income	(259)	(321)	(581)
Financing costs	630	556	1,178
Other income and expense	515	-	475
Share of result in associated undertakings	(1,187)	(1,078)	(1,980)
Operating cash flows before movements in working capital	6,711	6,320	12,716

(Increase)/decrease in inventory	(85)	39	17
Increase in trade and other receivables	(207)	(205)	(321)
Increase in payables	332	90	145
Cash generated by operations	6,751	6,244	12,557

Tax paid	(667)	(417)	(1,578)
Net cash flows from operating activities	6,084	5,827	10,979

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

9                                         Acquisition of subsidiary

On 31 May 2005, the Group acquired 99.99% of the issued share capital of ClearWave N.V. for cash consideration of £1,905 million.  ClearWave N.V. is the parent company of a group of companies involved in the provision of mobile telecommunications in the Czech Republic and Romania.  This transaction has been accounted for by the purchase method of accounting.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Intangible assets	87	619	706
Property, plant and equipment	562	–	562
Inventory	7	–	7
Trade and other receivables	106	(12)	94
Cash and cash equivalents	65	–	65
Deferred tax liabilities	–	(108)	(108)
Short and long term borrowings	(550)	(64)	(614)
Current tax liabilities	(11)	–	(11)
Trade and other payables	(153)	–	(153)

	113	435	548
Minority Interests			(2)
Goodwill			1,359

Total cash consideration (including £9 million of directly attributable costs)			1,905
Net cash outflow arising on acquisition:
Cash consideration			1,905
Cash and cash equivalents acquired			(65)
			1,840

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of ClearWave.

The acquired entities and percentage of voting rights acquired was as follows:

%
MobiFon S.A.	78.99
Oskar Mobil a.s.	99.87
ClearWave N.V.	99.99
MobiFon Holdings B.V.	99.99
Oskar Holding N.V. (renamed Vodafone Oskar Holdings N.V.)	99.99
Oskar Finance B.V. (renamed Vodafone Oskar Finance B.V.)	99.99
ClearWave Services (Mauritius) Ltd.	99.99

Results of the acquired entities have been consolidated in the income statement from the date of acquisition, 31 May 2005.

The following unaudited pro forma summary presents the Group as if ClearWave N.V. had been acquired on 1 April 2005 or 1 April 2004, respectively. The pro forma amounts include the results of the acquired companies, amortisation of the acquired intangibles assets recognised on acquisition and the interest expense on debt incurred as a result of the acquisition. The pro forma amounts do not include any possible synergies from the acquisition. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m

Revenue	18,380	17,010	34,649
Profit for the period	2,804	3,624	6,390
Profit attributable to equity shareholders	2,761	3,553	6,282
Basic earnings per share	4.33p	5.31p	9.49p
Diluted earnings per share	4.32p	5.30p	9.46p

Subsequent to the completion of the acquisition on 31 May 2005, a further 0.9% of MobiFon S.A. was acquired for consideration of £16 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

10                                  Transactions with equity shareholders

	Called up share capital £m	Share premium account £m	Own shares held £m	Additional paid in capital £m

At 1 April 2004	4,280	52,154	(1,136)	99,950

Issue of new shares	3	48	-	(13)
Purchase of treasury shares	-	-	(1,748)	-
Own shares released on vesting of share awards	-	-	11	-
Share-based payment charge, inclusive of tax credit of £12 million	-	-	-	80
Other movements	-	-	-	3
At 30 September 2004	4,283	52,202	(2,873)	100,020

Issue of new shares	3	82	–	(15)
Purchase of treasury shares	-	-	(2,249)	-
Own shares released on vesting of share awards	-	-	1	-
Share-based payment charge, inclusive of tax credit of £10 million	-	-	-	79
Other movements	-	–	–	(3)
At 31 March 2005	4,286	52,284	(5,121)	100,081

Issue of new shares	6	110	–	(37)
Purchase of treasury shares	–	-	(2,802)	-
Own shares released on vesting of share awards	-	7	315	(7)
Share-based payment charge, inclusive of tax credit of £4 million	-	-	-	63
At 30 September 2005	4,292	52,401	(7,608)	100,100

In the six months ended 30 September 2005, the Company issued 96 million ordinary shares of $0.10 each and re-issued 235 million ordinary shares from treasury.

11                                  Movements in accumulated other recognised income and expense

	Translation reserve £m	Pensions reserve £m	Available- for-sale investments reserve £m	Total £m
At 1 April 2004	-	-	233	233

Gains/(losses) arising in the period	2,101	(54)	28	2,075
Tax effect	-	16	–	16
At 30 September 2004	2,101	(38)	261	2,324

(Losses)/gains arising in the period	(580)	(48)	78	(550)
Tax effect	-	7	–	7
At 31 March 2005	1,521	(79)	339	1,781
Gains arising in the period	437	–	574	1,011
Tax effect	-	–	(2)	(2)
At 30 September 2005	1,958	(79)	911	2,790

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

12                                  Movements in retained losses

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

At 1 April	(39,511)	(43,930)	(43,930)
Profit for the period	2,775	3,615	6,410
Dividends	(1,395)	(728)	(1,991)
Loss on reissue of treasury shares	(73)	–	–

At 30 September / 31 March	(38,204)	(41,043)	(39,511)

13                                  Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.  Transactions between the Company and its joint ventures have been disclosed to the extent that they have not been eliminated through proportionate consolidation.

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m
Transactions with associated undertakings:

- Sales of goods and services	153	139	194

- Purchase of goods and services	186	155	243

Transactions with joint ventures:

- Sales of goods and services(1)	15	11	22

- Purchase of goods and services	17	14	28

(1)               In addition Vodafone Italy was recharged certain expenses by Group entities in the period of which £16 million (six months ended September 2004: £11 million; year ended 31 March 2005: £19 million) is included in the consolidated income statement.

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m

Amounts owed by associated undertakings	33	24	22

Amounts owed to associated undertakings	28	16	12

Amounts owed by joint ventures included within receivables	31	19	17

Amounts owed to joint ventures included within payables	3	1	3

Amounts owed to joint ventures included within short-term borrowings	770	1,024	1,136

In the six months ended 30 September 2005, the Group made contributions to defined benefit pension schemes of £24 million (six months ended 30 September 2004: £59 million, year ended 31 March 2005: £209 million).

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report for the year ending 31 March 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

14                                  Other matters

Contingent liabilities

There have been no material changes to the Group’s contingent liabilities relating to performance bonds and credit guarantees in the six months to 30 September 2005.

See “Legal Proceedings” on pages 22 to 23 for details of legal and arbitration proceedings involving the Group which are expected to have or have had a material effect on the financial position or profitability of the Group.

Seasonality or cyclicality of interim operations

The Group’s financial results and cash flows have, historically, been subject to seasonal trends between the first and second half of the financial year.

Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenue in the second half of the financial year and increased acquisition costs. Ongoing airtime revenue also demonstrates signs of seasonality, with revenue generally lower during February, which is a shorter than average month, and revenue from roaming charges higher during the summer months as a result of increased travel by customers.

There is no assurance that these trends will continue in the future.

Events after the balance sheet date

On 28 October 2005, it was announced that Vodafone had agreed to acquire, through wholly owned subsidiaries, a 5.61% direct interest in Bharti Tele-Ventures Limited (“BTVL”), a national mobile operator in India which also provides fixed-line services, and a 4.39% indirect interest in BTVL through Bharti Enterprises Private Limited for total cash consideration of Rs.66.56 billion (£820 million).  As such, Vodafone has agreed to acquire, through wholly owned subsidiaries, an economic interest of 10% in BTVL.  The acquisition of shares in BTVL was completed on 18 November 2005, whilst the acquisition of shares in Bharti Enterprises Private Limited is conditional on receipt of all necessary unconditional regulatory approvals and certain customary conditions and is expected to be completed by the end of the current financial year.  These acquisitions will deliver the Group material rights in BTVL, including the right to appoint two directors to the BTVL Board and, consequently, the Group expects to proportionately consolidate BTVL.

On 31 October 2005, it was announced that the Group’s 100% interest in Vodafone Sweden is to be sold for €1,035 million (£704 million) to Telenor, a pan-Nordic telecommunications operator.  Net cash proceeds, after assumption of net debt by the purchaser, will be approximately €970 million (£660 million).  The sale is expected to be completed by 31 December 2005, subject to EU regulatory approval.  Vodafone and Telenor have agreed the terms of a Partner Network Agreement in Sweden, allowing Vodafone Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

On 4 November, Vodafone announced its intention to increase its effective shareholding in Vodacom, its joint venture in South Africa, to 50% through the acquisition of shares in VenFin Limited (“VenFin”), a South African company which currently holds 15% of the shares of Vodacom.  Vodafone has since that date entered into an agreement for the acquisition of the “B” shares in VenFin, which is currently conditional upon, inter alia, regulatory approvals and the successful acquisition of a specified proportion of the ordinary shares of VenFin through a public offer in South Africa, launched by a subsidiary of Vodafone on 5 December 2005.

On 15 November 2005, the Group announced it has signed a group wide co-operation agreement with América Móvil, the leading mobile operator in the Latin American region, covering 53 countries across the Americas, Africa, Europe and Asia.  Under the terms of the agreement both companies will deliver international roaming services to customers, together with dual-branded market communications.  As part of the agreement, the companies will also seek to extend their co-operation to offer harmonised customer service to their multi-national corporate clients.

Between 1 October 2005 and 14 November 2005, the Company repurchased 439,500,000 of its own shares, to be held in treasury, under irrevocable purchase orders placed prior to 30 September 2005 for total consideration of £648 million.  Between 14 November 2005 and 14 December 2005, the Company repurchased 815,000,000 of its own shares, to be held in treasury, for total consideration of £1,043 million.

On 5 December 2005, the Company announced that Lord MacLaurin, the Chairman of the Company, will be retiring from the Board at the Company’s AGM in July 2006.  He will be succeeded as Chairman by Sir John Bond, currently Group Chairman of HSBC Holdings Plc and a non-executive director of Vodafone.

On 13 December 2005, the Group announced that it had agreed to acquire Telsim, the number two mobile network operator in Turkey, from the Turkish Savings Deposit and Investment Fund (“SDIF”) for a consideration of US$4.55 billion.  The Group has agreed to acquire substantially all of the assets and business of Telsim from the SDIF.  Vodafone is not acquiring Telsim’s liabilities, including those related to Motorola and Nokia, other than certain minor employee-related liabilities.  In addition to the consideration price, the Group will be required to pay $0.4 billion of VAT which will be recoverable against Telsim’s future VAT liabilities.  Vodafone expects to recover this payment over the short to medium term and this has been included in Vodafone’s valuation of Telsim.  The transaction is subject to approval from the SDIF Board and Turkish regulatory, legal and competition authorities. Vodafone expects the transaction to close in the first quarter of calendar year 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

14.                               Other matters (continued)

Changes in estimates

There has been no material changes in estimates of amounts reported in the six months ended 30 September 2005 or in the prior financial year.

Issuances and repayment of debt

See “Funding” on pages 31 to 32 for details of issuances and repayment of debt.

15                                  Effect of proportionate consolidation of joint ventures

The following tables present, on a condensed basis, the financial information of joint ventures as they are included in the Condensed Consolidated Financial Statements.

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Revenue	2,821	2,624	5,423
Cost of sales	(1,348)	(1,353)	(2,805)
Selling, distribution and administrative expenses	(376)	(299)	(679)
Net financing costs	23	29	64

Profit before tax	1,120	1,001	2,003

Tax charge	(242)	(363)	(722)

Profit for the period	878	638	1,281

	30 September 2005 £m	30 September 2004 £m	31 March 2005 £m

Cash and cash equivalents	75	70	150
Other current assets	1,001	977	1,013

Current assets	1,076	1,047	1,163

Intangible assets	21,720	21,893	21,925
Property, plant and equipment	1,928	1,879	1,951
Other non-current assets	344	439	470

Total assets	25,068	25,258	25,509

Current liabilities	(887)	(1,627)	(2,198)
Other non-current liabilities	212	251	363

Total liabilities	(675)	(1,376)	(1,835)

Minority interests	5	5	4

Total equity shareholders’ funds	25,738	26,629	27,340

Total equity and liabilities	25,068	25,258	25,509

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Summary of differences between IFRS and US GAAP

The unaudited Condensed Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  The following is a summary of the effects of the adjustments from IFRS to US GAAP.

		Six months to 30 September 2005 £m		Six months to 30 September 2004 £m		Year ended 31 March 2005 £m

Revenue (IFRS)	Note	18,251		16,742		34,073

Items (decreasing)/increasing revenue:
Basis of consolidation	a	(2,821)		(2,624)		(5,423)
Connection revenue	b	598		617		1,223

Revenue (US GAAP)		16,028		14,735		29,873

IFRS profit for the period attributable to equity shareholders		2,775		3,615		6,410

Items (decreasing)/increasing profit for the period:
Investments accounted for under the equity method	c	(2,426)		(2,593)		(5,440)
Connection revenue and costs	b	6		9		16
Goodwill and other intangible assets	d	(7,191)		(7,602)		(15,534)
Impairment	e	(368)		–		475
Amortisation of capitalised interest	f	(54)		(52)		(105)
Interest capitalised during the period	f	15		20		19
Other	g	43		(1)		33
Income taxes	h	2,596		3,273		6,716

Loss before change in accounting principles		(4,604)		(3,331)		(7,410)
Cumulative effect of change in accounting principle:	i
Post employment benefits	i	–		(195)		(195)
Cumulative effect of change in accounting principle:	j
Intangible assets	j	–		–		(6,177)
Net loss (US GAAP)		(4,604)		(3,526)		(13,782)

Basic and diluted loss per share (US GAAP):
- Loss before change in accounting principles		(7.23	)p	(4.98	)p	(11.19	)p
- Cumulative effect of change in accounting principles		nil	p	(0.29	)p	(9.63	)p
- Net loss		(7.23	)p	(5.27	)p	(20.82	)p

		As at 30 September 2005 £m		As at 30 September 2004 £m		As at 31 March 2005 £m

IFRS total equity shareholders’ funds		113,771		114,913		113,800

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	c	(3,340)		12,613		(982)
Connection revenue and costs	b	(9)		(24)		(14)
Goodwill and other intangible assets	d	23,824		39,188		31,714
Capitalised interest	f	1,490		1,584		1,529
Other	g	207		(94)		104
Income taxes	h	(36,290)		(46,717)		(38,906)

Shareholders’ equity in accordance with US GAAP		99,653		121,463		107,245

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Summary of differences between IFRS and US GAAP (continued)

Condensed financial statements

The following tables present the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet of the Group, prepared under US GAAP.

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Revenue	16,028	14,735	29,873
Cost of sales	(17,954)	(17,289)	(35,482)
Selling, general and administrative	(2,658)	(2,399)	(5,055)
Share of results in investments accounted for under equity method	(361)	(1,453)	(2,179)
Other income and expense	(883)	-	-
Non-operating income and expense	(282)	(212)	(464)

Loss before income taxes and change in accounting principles	(6,110)	(6,618)	(13,307)

Tax benefit	1,549	3,355	6,005
Minority interests	(43)	(68)	(108)

Loss before cumulative effect of change in accounting principles	(4,604)	(3,331)	(7,410)

Cumulative effect of change in accounting principles	-	(195)	(6,372)

Net loss	(4,604)	(3,526)	(13,782)

	30 September 2005 £m	30 September 2004 £m	31 March 2005 £m

Cash and cash equivalents	1,325	4,634	3,619
Other current assets	6,959	6,901	6,614

Current assets	8,284	11,535	10,233

Intangible assets	101,242	116,811	108,339
Investments accounted for under the equity method	44,461	60,163	46,592
Property, plant and equipment	16,060	15,377	15,659
Other non-current assets	2,966	3,144	2,493

Total assets	173,013	207,030	183,316

Current liabilities	17,012	17,722	18,144
Deferred tax liabilities	41,013	51,623	43,151
Other non-current liabilities	15,101	16,025	14,575

Total liabilities	73,126	85,370	75,870

Minority interests	234	197	201

Share capital	4,292	4,283	4,286
Other shareholders’ equity	95,361	117,180	102,959
Total shareholders’ equity	99,653	121,463	107,245

Total liabilities and shareholders’ equity	173,013	207,030	183,316

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Summary of differences between IFRS and US GAAP (continued)

a.                    Basis of consolidation

The basis of consolidation under IFRS differs from that under US GAAP.  The Group has interests in several jointly controlled entities, the most significant being Vodafone Italy. Under IFRS, the Group reports its interests in jointly controlled entities using proportionate consolidation.  The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the unaudited Condensed Consolidated Financial Statements on a line-by-line basis. Under US GAAP, the results and assets and liabilities of jointly controlled entities are incorporated in the unaudited Condensed Consolidated Financial Statements using the equity method of accounting.  Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the jointly controlled entity, less any impairment in the value of the investment.  The Group’s share of the assets, liabilities, income and expenses of jointly controlled entities which are included in the unaudited Condensed Consolidated Financial Statements are reported in note 15.

b.                   Connection revenue and costs

Under IFRS, customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer.  Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

For transactions prior to 1 October 2003, connection revenue under US GAAP is recognised over the period that a customer is expected to remain connected to a network.  Connection costs directly attributable to the income deferred are recognised over the same period.  Where connection costs exceed connection revenue, the excess costs were charged in the profit and loss account immediately upon connection.  The balances of deferred revenue and deferred charges as of 30 September 2003 continue to be recognised over the period that a customer is expected to remain connected to a network.

c.                    Investments accounted for under the equity method

This line item includes the net effect of IFRS to US GAAP adjustments affecting net loss and shareholders’ equity discussed below related to investments accounted for under the equity method, primarily goodwill and other intangible assets and income taxes.

Equity in losses of investments accounted for under the equity method

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Share of result in associated undertakings (IFRS)	1,187	1,078	1,980
Share of result in jointly controlled entities (IFRS)	878	638	1,281
US GAAP differences resulting in an effect on net income/(loss)(1)	(2,426)	(2,593)	(5,440)
Equity in losses of investments accounted for under the equity method (US GAAP)	(361)	(877)	(2,179)

Note:

(1) These differences represent the differences discussed below as they relate to investments accounted for under the equity method.

Carrying value of investments accounted for under the equity method

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m

Investments in associated undertakings (IFRS)	22,063	20,921	20,234
Share of net assets in jointly controlled entities (IFRS)	25,068	26,629	27,340
US GAAP differences affecting the net assets of the investments accounted for the under equity method(1)	(3,340)	12,613	(982)
Investments accounted for under the equity method (US GAAP)	43,791	60,163	46,592

Note:

(1) These differences represent the differences discussed below as they relate to investments accounted for under the equity method.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Summary of differences between IFRS and US GAAP (continued)

d.                   Goodwill and other intangible assets

The differences related to goodwill and other intangible assets included in the reconciliations of net loss and shareholders’ equity relate to acquisitions prior to the Group’s adoption of the SEC guidance issued on 29 September 2004.  In determining the value of licences purchased in business combinations prior to 29 September 2004, the Group allocated the portion of the purchase price, in excess of the fair value attributed to the share of net assets acquired, to licences.  The Group had previously concluded that the nature of the licences and the related goodwill acquired in business combinations was fundamentally indistinguishable.

Following the adoption of the SEC guidance issued on 29 September 2004, the Group’s US GAAP accounting policy for initial and subsequent measurement of goodwill and other intangible assets, other than determination of impairment of goodwill and finite lived intangible assets, is substantially aligned to that of IFRS described in note 2.  However, there are substantial adjustments arising prior to 29 September 2004 from different methods of transition to current IFRS and US GAAP as discussed below.

Goodwill arising before the date of transition to IFRS has been retained under IFRS at the previous UK GAAP amounts for acquisitions prior to 1 April 2004.  The Group has assigned amounts to licences and customer bases under US GAAP as they meet the criteria for recognition separately from goodwill, while these were not recognised separately from goodwill under UK GAAP because they did not meet the recognition criteria.  Under US GAAP goodwill and intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment, at least annually.  Intangible assets with finite lives are capitalised and amortised over their useful economic lives.

Under IFRS and US GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration.  In the case of share consideration, under IFRS the fair value of such consideration is based on the share price on the date of exchange.  Under US GAAP, the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced.  This has resulted in a difference in the fair value of the consideration for certain acquisitions and consequently in the amount of goodwill capitalised under IFRS and US GAAP.

The Group’s accounting policy for testing goodwill and finite lived intangible assets under IFRS is discussed in Note 2. For purposes of goodwill impairment testing under US GAAP, the fair value of a reporting unit including goodwill is compared to its carrying value.  If the fair value of a reporting unit is lower than its carrying value, the fair value of the goodwill within that reporting unit is compared with its respective carrying value, with any excess carrying value written off as an impairment.  The fair value of the goodwill is the difference between the fair value of the reporting unit and the fair value of the net assets of the reporting unit.  Intangible assets with finite lives are subject to periodic impairment tests when circumstances indicate that an impairment may exist.  Where an asset’s (or asset group’s) carrying amount exceeds its sum of undiscounted future cash flows, an impairment loss is recognised in an amount equal to the amount by which the asset’s (or asset group’s) carrying amount exceeds its fair value, which is generally based on discounted cash flows.

Consistent with the Group’s IFRS accounting policy, intangible assets with indefinite lives under US GAAP are not subject to amortisation and are tested annually for impairment or more frequently if circumstances indicate that an impairment may exist.  The Group’s US GAAP indefinite life intangible assets primarily relate to Verizon Wireless FCC licences, the fair value of which is determined using a direct valuation approach.  Any excess of the carrying value of these licences over their fair value is recognised as an impairment.

As a result of the above there are significant amounts reported as goodwill and not amortised under IFRS which are reported as licences, customers and deferred tax liabilities under US GAAP.

During the six months ended 30 September 2004, the Group undertook a number of transactions, including stake increases in Vodafone Japan and Vodafone Hungary. Under US GAAP, these transactions have resulted in the Group assigning £2,917 million to intangible assets, of which £2,279 million was assigned to cellular licences and £638 million to customer bases.  A corresponding deferred tax liability of £1,188 million was recognised.  All intangible assets acquired are deemed to be of finite life, with a weighted average amortisation period of 13 years, comprising cellular licences 15 years and customer bases 5 years.

Finite-lived intangible assets

	As at 30 September 2005		As at 30 September 2004		As at 31 March 2005
	Licences £m	Customer bases £m	Licences £m	Customer bases £m	Licences £m	Customer bases £m

Gross carrying value	169,222	3,214	169,977	7,639	170,039	7,449
Accumulated amortisation	(72,214)	(1,859)	(56,848)	(5,338)	(64,468)	(6,067)
	97,008	1,355	113,129	2,301	105,571	1,382

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Summary of differences between IFRS and US GAAP (continued)

The total amortisation charge for the six months 30 September 2005, under US GAAP, was £8,015 million (six months ended 30 September 2004: £8,056 million).  The estimated future amortisation charge on finite-lived intangible assets for each of the next five fiscal years is set out in the following table.  The estimate is based on finite-lived intangible assets recognised at 30 September 2005 using foreign exchange rates as of that date.  It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m
2006	15,507
2007	15,163
2008	15,032
2009	14,934
2010	12,089

e.                    Impairment

As discussed in Note 4, during the six months ended 30 September 2005, the Group recorded an impairment charge of £515 million in relation to the intangible assets of Vodafone Sweden. Under US GAAP, the Group recognised an impairment of licences of £883 million. As a result of this impairment, the Group released related deferred tax liabilities of £247 million, which has been included in the adjustment for income taxes.

f.                      Capitalised interest

Under IFRS, the Group has adopted the benchmark accounting treatment for borrowing costs and as a result, the Group does not capitalise interest costs on borrowings in respect of the acquisition or construction of tangible and intangible fixed assets.  Under US GAAP, the interest costs of financing the acquisition or construction of network assets and other fixed assets is capitalised during the period of construction until the date that the asset is placed in service.  Interest costs of financing the acquisition of licences are also capitalised until the date that the related network service is launched.  Capitalised interest costs are amortised over the estimated useful lives of the related assets.

g.                   Other

Financial instruments

Under IFRS, the put option held by Telecom Egypt is classified as a financial liability. The liability is measured as the present value of the estimated exercise price of the option, which is the fair value of the underlying shares on the date of exercise, with any changes in this estimate recognised in the consolidated income statement each period. Under US GAAP, this put option is classified as a derivative instrument.  Consequently, this financial liability is reversed for US GAAP purposes and the put option is accounted for at fair value.

Pensions

Under both IFRS and US GAAP, the Group recognises actuarial gains and losses as they are incurred. Under IFRS, these gains and losses are recognised directly in equity. These gains and losses are included in the determination of net loss under US GAAP.

Share-based payments

Under IFRS, equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Under US GAAP, equity-settled share-based such plans are accounted for as variable plans and the cost is calculated as the difference between the exercise price and the market price of the shares at the measurement date, which is usually the date the shares vest, and amortised over the period until the shares vest.  Where the measurement date has not yet been reached, the cost is estimated using the market price of the relevant shares at the end of each accounting period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Summary of differences between IFRS and US GAAP (continued)

Had compensation cost been determined based upon the fair value of share options and ADS options at grant date, the Group’s net loss and loss per ordinary share would have been restated to the pro forma amounts indicated below:

	Six months to 30 September 2005 £m		Six months to 30 September 2004 £m		Year ended 31 March 2005 £m

Net loss as reported under US GAAP	(4,604)		(3,526)		(13,782)
Stock based compensation, net of related tax effects, included in the determination of net income as reported	74		66		198
Stock based employee compensation expense, under fair Value based method for all awards, net of related tax effects	(82)		(64)		(168)
Pro forma net loss	(4,612)		(3,524)		(13,752)

Loss per share
Basic and diluted – as reported under US GAAP	(7.23	)p	(5.27	)p	(20.82	)p
Basic and diluted – pro forma	(7.24	)p	(5.27	)p	(20.77	)p

h.      Income taxes

The most significant component of the income tax adjustment is due to temporary differences between the book basis and tax basis of intangible assets other than goodwill acquired in business combinations prior to 29 September 2004, resulting in the recognition of deferred tax liabilities under US GAAP.  This line item also includes the tax effects of the other pre-tax IFRS to US GAAP adjustments described above.

Under IFRS, the Group does not recognise a deferred tax liability on the outside basis differences in its investment in associates to the extent the Group controls the timing of the reversal of the difference and it is probable the difference will not reverse in the foreseeable future. Under US GAAP, the Group recognises deferred tax liabilities on these differences.

i.        Cumulative effect of change in accounting principle: Post employment benefits

During the second half of the year ended 31 March 2005, the Group amended its policy for accounting for actuarial gains and losses arising from its pension obligations effective 1 April 2004.  The financial statements as of 30 September 2004 and for the six months then ended have been restated to reflect this change in accounting principle. Until 31 March 2004, the Group used a corridor approach under SFAS No. 87, “Employers’ Accounting for Pensions” in which actuarial gains and losses were deferred and amortised over the expected remaining service period of the employees.  The Group now recognises these gains and losses through the income statement in the period in which they arise as the new policy more faithfully represents the Group’s financial position and more closely aligns the Group’s US GAAP policy to its IFRS policy of immediate recognition of these items.

The cumulative effect on periods prior to adoption of £288 million has been shown, net of tax of £93 million, as a cumulative effect of a change in accounting principle in the reconciliation of net loss for the six months ended 30 September 2004.  The effect of the change in the six months ended 30 September 2004 was to increase loss from continuing operations by £31 million (or 0.05 pence per share).

j.        Cumulative effect of change in accounting principle: Intangible assets

On 29 September 2004, the SEC Staff issued new guidance on the interpretation of SFAS No. 142 in relation to the valuation of intangibles assets in business combinations and impairment testing.  This guidance has been codified as EITF Topic D-108.  Historically, the Group assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities acquired other than mobile licences and goodwill.  This approach was on the basis that mobile licences were indistinguishable from goodwill.  The new SEC guidance requires the Group to distinguish between mobile licences and goodwill.  However, the new guidance does not permit the amount historically reported as mobile licences to be subsequently reallocated between mobile licences and goodwill.

The new guidance will affect the allocation of the purchase price in future business combinations involving entities with mobile licences.  The Group has applied the guidance relating to the allocation of purchase price to all business combinations consummated subsequent to 29 September 2004.  This has resulted in values being assigned to licences using direct valuation method with any remaining residual purchase price allocated to goodwill.

In impairment testing of mobile licences held by Verizon Wireless under SFAS No. 142, the Group has used a similar residual approach to determine the fair value of the licences when testing the asset for recoverability.  In their announcement, the SEC Staff stated that the residual method of accounting for intangible assets should no longer be used and that companies should perform an impairment test using a direct method on all assets which were previously tested using a residual method.  The Group’s licences in other business are not tested for recoverability using a residual method and are, therefore, not affected by the new guidance.

The Group completed its transitional impairment test of Verizon Wireless’ mobile licences as of 1 January 2005.  This resulted in a pre-tax charge of £11,416 million.  This impairment is included, net of the related tax of £5,239 million, in the cumulative effect of change in accounting principle in the reconciliation of net loss.  The tax effect comprises the release of £1,220 million representing the Group’s share of Verizon Wireless’ deferred tax liabilities and £4,019 million deferred tax liabilities representing taxes recognised by the Group on its investment in Verizon Wireless.  Fair value was determined as the present value of estimated future net cash flows allocable to the mobile licences.  Verizon Wireless is in the segment “Mobile telecommunications – Americas”.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS

Basis of preparation of IFRS financial information

The Group’s Annual Report for the year ending 31 March 2006 will be the first annual Consolidated Financial Statements that comply with IFRS.  These interim results have been prepared in accordance with the significant accounting policies described in Note 2.  The Group has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards”  in preparing these interim results.

The Group’s Annual Report for the year ending 31 March 2006 will provide one year of comparative financial information and the opening balance sheet date for adoption of IFRS is 1 April 2004.  The Annual Report in subsequent years will provide two years of comparative financial information.

IFRS 1 exemptions

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements.  The Group is required to establish its IFRS accounting policies as at 31 March 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 April 2004.  This standard provides a number of optional exemptions to this general principle.  These are set out below, together with a description in each case of the exemption to be adopted by the Group.

Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, “Business Combinations”).

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition.  As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.

If the Group had elected to apply IFRS 3 retrospectively, the purchase consideration would have been allocated to the following major categories of acquired intangible assets and liabilities based on their fair values:  licence and spectrum fees, brands, customer bases, and deferred tax liabilities.  Goodwill would have been recognised as the excess of the purchase consideration over the fair values of acquired assets and liabilities – retrospective application may have resulted in an increase or decrease to goodwill.  The fair values of the acquired intangible assets would have been amortised over their respective useful lives.

Employee Benefits – actuarial gains and losses (IAS 19, “Employee Benefits”)

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition.

Share-based Payments (IFRS 2, “Share-based Payment”)

The Group has elected to apply IFRS 2 to all relevant share-based payment transactions granted but not fully vested at 1 April 2004.

Financial Instruments (IAS 39, “Financial Instruments: Recognition and Measurement” and IAS 32, “Financial Instruments: Disclosure and Presentation”)

The Group has applied IAS 32 and IAS 39 for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 1 April 2005.

Cumulative translation differences (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)

The Group has deemed the cumulative translation differences at the date of transition to IFRS to be zero.  As a result, the gain or loss of a subsequent disposal of any foreign operation shall exclude the translation differences that arose before the date of transition to IFRS.

If the Group had not applied the exemption, the gain or loss on any disposals after the transition date would include additional cumulative transaction differences relating to the businesses disposed of.

Fair value or revaluation as deemed cost (IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”)

The Group has not elected to measure any item of property, plant and equipment or intangible asset at the date of transition to IFRS at its fair value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

Impact of transition to IFRS

The following is a summary of the effects of the differences between IFRS and UK GAAP on the Group’s total equity shareholders’ funds and profit for the financial period for the periods previously reported under UK GAAP following the date of transition to IFRS.  Further significant differences may arise from accounting standards and pronouncements that the IASB could issue in the future and which the Group may elect to early adopt in its first IFRS Consolidated Financial Statements.

Total equity shareholders’ funds

	Note	1 April 2004 £m	30 September 2004 £m	31 March 2005 £m

Total equity shareholders’ funds (UK GAAP)		111,924	107,744	99,317

Measurement and recognition differences:
Intangible assets	a	(164)	7,052	13,986
Proposed dividends	b	728	1,263	1,395
Financial instruments	c	385	388	350
Share-based payments	d	12	34	63
Defined benefit pension schemes	e	(257)	(309)	(361)
Deferred and current taxes	f	(1,011)	(1,173)	(774)
Other		(66)	(86)	(176)

Total equity shareholders’ funds (IFRS)		111,551	114,913	113,800

Profit for the financial period	Note		Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Loss on ordinary activities after taxation (UK GAAP)			(2,871)	(6,938)

Measurement and recognition differences:
Intangible assets	a		7,118	14,263
Financial instruments	c		(28)	(174)
Share-based payments	d		(41)	(91)
Defined benefit pension schemes	e		2	7
Deferred and current taxes	f		(278)	10
Other			3	(130)

Presentation differences:
Presentation of equity accounted investments	g		(26)	(45)
Presentation of joint ventures	h		(196)	(384)
Profit for the period (IFRS)			3,683	6,518

Principal differences between IFRS and UK GAAP

Measurement and recognition differences:

a.       Intangible assets

IAS 38, “Intangible Assets” requires that goodwill is not amortised.  Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to the opening balance sheet date under IFRS, the UK GAAP goodwill balance at 31 March 2004 (£96,931 million) has been included in the opening IFRS consolidated balance sheet and is no longer amortised.

Under IAS 38, capitalised payments for licences and spectrum fees are amortised on a straight line basis over their useful economic life.  Amortisation is charged from the commencement of service of the network.  Under UK GAAP, the Group’s policy was to amortise such costs in proportion to the capacity of the network during the start up period and then on a straight-line basis thereafter.

b.      Proposed dividends

IAS 10, “Events after the Balance Sheet Date” requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

c.       Financial instruments

IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments.  IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities.

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification.  Subject to stringent criteria, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

d.      Share-based payments

IFRS 2, “Share-based Payment” requires that an expense for equity instruments granted be recognised in the financial statements based on their fair value at the date of grant.  This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme.

While IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002, the Group has applied IFRS 2 to all instruments granted but not fully vested as at 1 April 2004.  The Group has adopted the binomial model for the purposes of calculating fair value under IFRS.

e.       Defined benefit pension schemes

The Group elected to adopt early the amendment to IAS 19, “Employee Benefits” issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged or credited to equity.

The Group’s opening IFRS balance sheet at 1 April 2004 reflects the assets and liabilities of the Group’s defined benefit schemes totalling a net liability of £154 million.  The transitional adjustment of £257 million to opening reserves comprises the reversal of entries in relation to UK GAAP accounting under SSAP 24 less the recognition of the net liabilities of the Group’s and associated undertakings’ defined benefit schemes.

f.       Deferred and current taxes

The scope of IAS 12, “Income Taxes” is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, taxes in the Group’s IFRS opening balance sheet at 1 April 2004 were adjusted by £1.0 billion.  This includes an additional deferred tax liability of £1.8 billion in respect of the differences between the carrying value and tax written down value of the Group’s investments in associated undertakings and joint ventures. This comprises £1.3 billion in respect of differences that arose when US investments were acquired and £0.5 billion in respect of undistributed earnings of certain associated undertakings and joint ventures, principally Vodafone Italy.  UK GAAP does not permit deferred tax to be provided on the undistributed earnings of the Group’s associated undertakings and joint ventures until there is a binding obligation to distribute those earnings.

IAS 12 also requires deferred tax to be provided in respect of the Group’s liabilities under its post employment benefit arrangements and on other employee benefits such as share and share option schemes.

Presentation differences:

g.      Presentation of equity accounted investments

Under IFRS, in accordance with IAS 1, “Presentation of Financial Statements”, “Tax on profit” on the face of the consolidated income statement comprises the tax charge of the Company, its subsidiaries and its share of the tax charge of joint ventures.  The Group’s share of its associated undertakings’ tax charges is shown as part of “Share of result in associated undertakings” rather than being disclosed as part of the tax charge under UK GAAP.

In respect of the Verizon Wireless partnership, the line “Share of result in associated undertakings” includes the Group’s share of pre-tax partnership income and the Group’s share of the post-tax income attributable to corporate entities (as determined for US corporate income tax purposes) held by the partnership.  The tax attributable to the Group’s share of allocable partnership income is included as part of “Tax on profit” on the consolidated income statement.  This treatment reflects the fact that tax on allocable partnership income is, for US corporate income tax purposes, a liability of the partners and not the partnership.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

h.      Presentation of joint ventures

IAS 31, “Interests in Joint Ventures” defines a jointly controlled entity as an entity where unanimous consent over the strategic financial and operating decisions is required between the parties sharing control.  Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain economic benefit from it.

The Group has reviewed the classification of its investments and concluded that the Group’s 76.9% (30 September 2004 and 31 March 2005: 76.8%) interest in Vodafone Italy, classified as a subsidiary undertaking under UK GAAP, should be accounted for as a joint venture under IFRS.  In addition, the Group’s interests in South Africa, Poland, Kenya and Fiji, which were classified as associated undertakings under UK GAAP, have been classified as joint ventures under IFRS as a result of the contractual rights held by the Group.  The Group’s interest in Romania was classified as a joint venture until the acquisition of the controlling stake from Telesystem International Wireless Inc. of Canada completed on 31 May 2005.  The Group has adopted proportionate consolidation as the method of accounting for these six entities.

Under UK GAAP, the revenue, operating profit, net financing costs and taxation of Vodafone Italy were consolidated in full in the income statement with a corresponding allocation to minority interest. Under proportionate consolidation, the Group recognises its share of all income statement lines with no allocation to minority interest. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji were accounted for under the equity method, with the Group’s share of operating profit, interest and tax being recognised separately in the consolidated income statement. Under proportionate consolidation, the Group recognises its share of all income statement lines.  There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group fully consolidated the cash flows of Vodafone Italy, but did not consolidate the cash flows of its associated undertakings.  The IFRS consolidated cash flow statement reflects the Group’s share of cash flows relating to its joint ventures on a line by line basis, with a corresponding recognition of the Group’s share of net debt for each of the proportionately consolidated entities.

Other differences

Reclassification of non-equity minority interests to liabilities

The primary impact of the implementation of IAS 32 is the reclassification of the $1.65 billion preferred shares issued by the Group’s subsidiary, Vodafone Americas Inc., from non-equity minority interests to liabilities.  The reclassification at 1 April 2004 was £875 million.  Dividend payments by this subsidiary, which were previously reported in the Group’s income statement as non-equity minority interests, have been reclassified to financing costs.

Fair value of available-for-sale financial assets

The Group has classified certain of its cost-based investments as ‘available for sale’ financial assets as defined in IAS 39.  This classification does not reflect the intentions of management in relation to these investments.  These assets are measured at fair value at each reporting date with movements in fair value taken to equity.  At 1 April 2004, a cumulative increase of £233 million in the fair value over the carrying value of these investments was recognised.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated profit and loss account to the IFRS consolidated income statement

Six months ended 30 September 2004

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Turnover	16,796	–	(54)	16,742	Revenue
Cost of sales	(10,072)	–	(338)	(10,410)	Cost of sales
Gross profit	6,724	–	(392)	6,332	Gross profit
Selling and distribution costs	(1,005)	–	(8)	(1,013)	Selling and distribution expenses
Administrative expenses	(7,964)	–	6,326	(1,638)	Administrative expenses
		241	837	1,078	Share of result in associated undertakings
Operating loss	(2,245)	241	6,763	4,759	Operating profit
Share of result in associated undertakings	630	(630)
Exceptional non-operating items	22	(22)
		16	–	16	Non-operating income and expense
Net interest payable and similar items	(291)	100	(44)	(235)	Financing costs
Loss on ordinary activities before taxation	(1,884)	(295)	6,719	4,540	Profit before taxation
Tax on loss on ordinary activities	(987)	269	(139)	(857)	Tax on profit
Loss on ordinary activities after taxation	(2,871)	(26)	6,580	3,683	Profit for the financial period
Minority interest	(324)	26	230	(68)	Less: Minority interest
Loss for the period	(3,195)	–	6,810	3,615	Profit attributable to equity shareholders

Year ended 31 March 2005

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Turnover	34,133	–	(60)	34,073	Revenue
Cost of sales	(20,753)	–	(711)	(21,464)	Cost of sales
Gross profit	13,380	–	(771)	12,609	Gross profit
Selling and distribution costs	(2,031)	–	(15)	(2,046)	Selling and distribution expenses
Administrative expenses	(16,653)	315	12,812	(3,526)	Administrative expenses
		404	1,576	1,980	Share of result in associated undertakings
		(315)	(160)	(475)	Other income and expenses
Operating loss	(5,304)	404	13,442	8,542	Operating profit
Share of result in associated undertakings	1,193	(1,193)
Exceptional non-operating items	13	(13)
		8	(2)	6	Non-operating income and expense
		602	(21)	581	Investment income
Net interest payable and similar items	(604)	(391)	(183)	(1,178)	Financing costs
Loss on ordinary activities before taxation	(4,702)	(583)	13,236	7,951	Profit before taxation
Tax on loss on ordinary activities	(2,236)	538	265	(1,433)	Tax on profit
Loss on ordinary activities after taxation	(6,938)	(45)	13,501	6,518	Profit for the financial period
Minority interest	(602)	45	449	(108)	Less: Minority interest
Loss for the period	(7,540)	–	13,950	6,410	Profit attributable to equity shareholders

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet

1 April 2004

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Fixed assets					Non current assets
Intangible assets	93,622	–	864	94,486	Intangible assets
Tangible assets	18,083	–	(833)	17,250	Property, plant & equipment
Investments in associated undertakings	21,226	–	(800)	20,426	Investments in associated undertakings
Other investments	1,049	–	233	1,282	Other investments
		671	136	807	Deferred tax assets
		221	(9)	212	Trade and other receivables
	133,980	892	(409)	134,463
Current assets					Current assets
Stocks	458	–	10	468	Inventory
Debtors	6,901	(6,901)
		372	(103)	269	Taxation recoverable
		5,148	305	5,453	Trade and other receivables
Investments	4,381	(4,381)
Cash at bank and in hand	1,409	4,381	61	5,851	Cash and cash equivalents
	13,149	(1,381)	273	12,041
Total assets	147,129	(489)	(136)	146,504	Total assets

Capital and reserves					Equity
Called up share capital	4,280	–	–	4,280	Called up share capital
Share premium account	52,154	–	–	52,154	Share premium account
Own shares held	(1,136)	–	–	(1,136)	Own shares held
Other reserve	99,640	–	310	99,950	Additional paid in capital
		–	233	233	Other reserves
Profit and loss account	(43,014)	–	(916)	(43,930)	Retained losses
Total equity shareholders’ funds	111,924	–	(373)	111,551	Total equity shareholders’ funds

Minority interests	3,007	–	(2,198)	809	Minority interests

	114,931	–	(2,571)	112,360

Creditors – amounts falling due after more than one year	12,975	(12,975)			Non-current liabilities
		12,224	1,859	14,083	Long term borrowings
		3,314	1,421	4,735	Deferred tax liabilities
		(73)	227	154	Post employment benefits
Provisions for liabilities and charges	4,197	(3,858)	5	344	Provisions for liabilities and charges
		751	(449)	302	Other payables
	17,172	(617)	3,063	19,618
Creditors – amounts falling due within one year	15,026	(15,026)			Current liabilities
		2,054	788	2,842	Short term borrowings
		4,275	(356)	3,919	Current tax liabilities
		8,643	(1,068)	7,575	Trade payables and other payables
		182	8	190	Provisions for liabilities and charges
	15,026	128	(628)	14,526
	147,129	(489)	(136)	146,504	Total equity and liabilities

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet

30 September 2004

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Fixed assets					Non current assets
Intangible assets	90,399	–	7,559	97,958	Intangible assets
Tangible assets	18,070	–	(840)	17,230	Property, plant & equipment
Investments in associated undertakings	20,831	–	90	20,921	Investments in associated undertakings
Other investments	894	–	263	1,157	Other investments
		983	212	1,195	Deferred tax assets
		280	(13)	267	Trade and other receivables
	130,194	1,263	7,271	138,728
Current assets					Current assets
Stocks	416	–	8	424	Inventory
Debtors	6,957	(6,957)
		5,500	180	5,680	Trade and other receivables
Investments	1,998	(1,998)
Cash at bank and in hand	2,652	1,998	54	4,704	Cash and cash equivalents
	12,023	(1,457)	242	10,808
Total assets	142,217	(194)	7,513	149,536	Total assets

Capital and reserves					Equity
Called up share capital	4,283	–	–	4,283	Called up share capital
Share premium account	52,202	–	–	52,202	Share premium account
Own shares held	(2,873)	–	–	(2,873)	Own shares held
Other reserve	99,605	–	415	100,020	Additional paid in capital
		–	2,324	2,324	Other reserves
Profit and loss account	(45,473)	–	4,430	(41,043)	Retained losses
Total equity shareholders’ funds	107,744	–	7,169	114,913	Total equity shareholders’ funds

Minority interests	2,637	–	(2,452)	185	Minority interests

	110,381	–	4,717	115,098

Creditors – amounts falling due after more than one year	12,494	(12,494)			Non-current liabilities
		11,811	1,708	13,519	Long term borrowings
		3,445	1,891	5,336	Deferred tax liabilities
		(64)	274	210	Post employment benefits
Provisions for liabilities and charges	4,038	(3,687)	7	358	Provisions for liabilities and charges
		683	(402)	281	Other payables
	16,532	(306)	3,478	19,704
Creditors – amounts falling due within one year	15,304	(15,304)			Current liabilities
		1,560	1,110	2,670	Short term borrowings
		4,766	(244)	4,522	Current tax liabilities
		8,954	(1,567)	7,387	Trade payables and other payables
		136	19	155	Provisions for liabilities and charges
	15,304	112	(682)	14,734
	142,217	(194)	7,513	149,536	Total equity and liabilities

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

17           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet

31 March 2005

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Fixed assets					Non current assets
Intangible assets	83,464	–	13,675	97,139	Intangible assets
Tangible assets	18,398	–	(947)	17,451	Property, plant & equipment
Investments in associated undertakings	19,398	–	836	20,234	Investments in associated undertakings
Other investments	852	–	329	1,181	Other investments
		1,084	100	1,184	Deferred tax assets
		249	(28)	221	Trade and other receivables
	122,112	1,333	13,965	137,410
Current assets					Current assets
Stocks	430	–	10	440	Inventory
Debtors	7,698	(7,698)
		268	(230)	38	Taxation recoverable
		5,334	115	5,449	Trade and other receivables
Investments	816	(816)
Cash at bank and in hand	2,850	816	103	3,769	Cash and cash equivalents
	11,794	(2,096)	(2)	9,696
Total assets	133,906	(763)	13,963	147,106	Total assets

Capital and reserves					Equity
Called up share capital	4,286	–	–	4,286	Called up share capital
Share premium account	52,284	–	–	52,284	Share premium account
Own shares held	(5,121)	–	–	(5,121)	Own shares held
Other reserve	99,556	–	525	100,081	Additional paid in capital
		–	1,781	1,781	Other reserves
Profit and loss account	(51,688)	–	12,177	(39,511)	Retained losses
Total equity shareholders’ funds	99,317	–	14,483	113,800	Total equity shareholders’ funds
Minority interests	2,818	–	(2,970)	(152)	Minority Interests

	102,135	–	11,513	113,648

Creditors – amounts falling due after more than one year	12,382	(12,382)			Non-current liabilities
		11,613	1,577	13,190	Long term borrowings
		3,481	1,368	4,849	Deferred tax liabilities
		(183)	307	124	Post employment benefits
Provisions for liabilities and charges	4,552	(4,235)	2	319	Provisions for liabilities and charges
		749	(359)	390	Other payables
	16,934	(957)	2,895	18,872
Creditors – amounts falling due within one year	14,837	(14,837)			Current liabilities
		392	1,611	2,003	Short term borrowings
		4,759	(406)	4,353	Current tax liabilities
		9,686	(1,684)	8,002	Trade payables and other payables
		194	34	228	Provisions for liabilities and charges
	14,837	194	(445)	14,586
	133,906	(763)	13,963	147,106	Total equity and liabilities

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

18           Changes in accounting standards

US Standards

SFAS No. 123 (Revised 2004), “Share-Based Payment”

In December 2004, the FASB issued a revised version of SFAS No. 123 (SFAS No. 123R), which, among other changes, eliminates the option to account for share-based payment to employees using the intrinsic value method and requires share-based payment to be recorded using the fair value method.  Under the fair value method, compensation cost for employees and directors is determined at the date awards are granted and recognised over the service period.  The Group is currently analysing the effects of the new standard including the alternative methods of adoption.

Staff Accounting Bulletin 107

The SEC issued SAB 107 in March 2005.  SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies.  The Group is currently analysing the effects of this SAB and will adopt SAB 107 concurrently with SFAS No. 123R.

International Financial Reporting Standards

The Group has adopted IFRS as its primary accounting basis.  IFRS has been applied for the first time in the Condensed Consolidated Financial Statements disclosed herein.

An analysis of the major differences between the Group’s results under IFRS and under UK GAAP is included as Note 17.  The major differences are scope of consolidation, the treatment of business combinations and intangible assets, financial instruments, share based payments, pensions and other retirement benefits and deferred taxes.

Amendments to IAS 39 and IFRS 4 “Financial Guarantee Contracts” are effective for periods beginning on or after 1 January 2006.   The adoption of these amendments is not expected to have a material impact on the Group’s reported financial position and results.

IFRS 7 “Financial Instruments: Disclosures” will be applicable for periods beginning on or after 1 January 2007.  As this standard relates only to the presentation of financial information, it will not impact the Group’s reported financial position and results.

IFRIC 6 provides guidance on the recognition, in the financial statements of producers, of liabilities for waste management under the EU Directive on Waste Electrical & Electronic Equipment in respect of sales of historical household equipment.  The adoption of IFRIC 6 is not expected to have a material impact on the Group’s reported financial position and results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 15 December 2005	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary